UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the period ended March 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: May 7, 2020

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the period ended March 31, 2020.

NATURA &CO HOLDING S.A. Individual and Consolidated Interim Financial Information For the period ended March 31, 2020 and Independent Auditor’s Report

CONTENTS

1. GENERAL INFORMATION	10
2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES	10
3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	11
4. BUSINESS COMBINATION	12
5. FINANCIAL RISK MANAGEMENT	13
6. CASH AND CASH EQUIVALENTS	19
7. SHORT-TERM INVESTMENTS	19
8. TRADE RECEIVABLES	20
9. INVENTORIES	21
10. RECOVERABLE TAXES	21
11. INCOME TAX AND SOCIAL CONTRIBUTION	22
12. JUDICIAL DEPOSITS	22
13. ASSETS AVAILABLE FOR SALE	23
14. OTHER CURRENT AND NON-CURRENT ASSETS	23
15. INVESTMENTS	24
16. PROPERTY, PLANT AND EQUIPMENT	25
17. INTANGIBLES	26
18. RIGHT OF USE AND LEASE	28
19. BORROWINGS, FINANCING AND DEBENTURES	30
20. TRADE PAYABLES AND FORFAIT OPERATIONS	32
21. TAX PAYABLES	32
22. PROVISIONS FOR TAX, CIVIL AND LABOR RISKS	32
23. OTHER LIABILITIES	35
24. SHAREHOLDER’S EQUITY	35
25. SEGMENT INFORMATION	36
26. NET REVENUE	37
27. OPERATING EXPENSES AND COST OF SALES	38
28. EMPLOYEE BENEFITS	38
29. FINANCIAL INCOME (EXPENSES)	41
30. OTHER OPERATING INCOME (EXPENSES), NET	42
31. RELATED-PARTY TRANSACTIONS	42
32. COMMITMENTS	43
33. INSURANCE	44
34. ADDITIONAL STATEMENTS OF CASH FLOWS	44
35. SUBSEQUENT EVENTS	44
36. APPROVAL OF FINANCIAL STATEMENTS	45

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Natura &Co Holding S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2020, comprising the balance sheet at that date and the statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

2

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the quarter ended March 31, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of the corresponding amounts

prior year and period

The quarterly information referred to above includes accounting information corresponding to the balance sheet as of December 31, 2019, and the related statements of operations, comprehensive income, changes in shareholders’ equity, cash flows and value added for the three-month period ended March 31, 2019. The corresponding accounting information of the Company, for the three-month period ended March 31, 2019, was prepared by management based on the procedures described in Note 2.1(a).

The quarterly information for the three-month period ended March 31, 2019 of the wholly owned subsidiary Natura Cosméticos S.A. was reviewed and the financial statements of the Company as of December 31, 2019 were audited by other independent auditors, who issued unqualified review report and audit opinion dated May 2, 2019 and March 5, 2020, respectively.

São Paulo, May 7, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

BALANCE SHEET AT MARCH 31, 2020 AND DECEMBER 31, 2019
(All amounts in thousands of Brazilian reais - R$)

	Note	Company		Consolidated			Note	Company		Consolidated
ASSETS		03/2020	12/2019	03/2020	12/2019	LIABILITIES AND SHAREHOLDERS' EQUITY		03/2020	12/2019	03/2020	12/2019

CURRENT ASSETS						CURRENT
Cash and cash equivalents	6	11,927	2,380,800	3,111,496	4,513,582	Loans, financing and debentures	19	1,079,905	2,883,382	1,942,527	3,354,355
Securities	7	540,547	669,769	1,454,807	1,025,845	Lease	18.b	-	-	956,413	542,088
Trade receivables	8	-	-	2,774,632	1,685,764	Trade payables and forfait operations	20	1,758	-	5,104,782	1,829,756
Trade receivables - related parties	31.1	510,178	-	-	-	Trade payables - related parties	31.1	147,486	-	-	-
Inventories	9	-	-	4,040,679	1,430,550	Payroll, profit sharing and social charges		24,770	-	985,965	560,376
Recoverable taxes	10	-	5	959,222	395,640	Tax liabilities	21	1,435	1,050	488,620	320,890
Income tax and social contribution		528	-	321,485	113,478	Income tax and social contribution		-	196,474	245,244	388,238
Derivative financial instruments	5.2	-	-	178,912	-	Dividends and interest on shareholders' equity payable	28.b)	-	-	-	95,873
Assets available for sales	13	-	-	186,518	-	Derivative financial instruments	5.2	-	-	32,205	11,806
Other current assets	14	-	-	832,988	265,198	Provision for tax, civil and labor risks	22	-	-	47,046	18,650
Total current assets		1,063,180	3,050,574	13,860,739	9,430,057	Other current liabilities	23	-	-	1,730,782	396,391
						Total current liabilities		1,255,354	3,080,906	11,533,584	7,518,423
NON-CURRENT ASSETS
Recoverable taxes	10	-	-	899,861	409,214	NON-CURRENT
Income tax and social contribution		-	-	334,671	334,671	Loans, financing and debentures	19	-	-	17,390,539	7,432,019
Deferred income tax and social contribution	11	-	-	996,419	374,448	Lease	18.b	-	-	2,971,565	1,975,477
Judicial deposits	12	-	-	619,726	337,255	Tax liabilities	21	-	-	166,432	122,569
Derivative financial instruments	5.2	-	-	1,817,958	737,378	Deferred income tax and social contribution	11	-	-	1,504,910	450,561
Securities	7	-	-	8,938	7,402	Provision for tax, civil and labor risks	22	-	-	1,146,930	201,416
Other non-current assets	14	-	-	1,380,122	83,836
Total long-term assets		-	-	6,057,695	2,284,204	Other non-current liabilities	23	-	-	1,049,308	121,702
						Total non-current liabilities		-	-	24,229,684	10,303,744

Investments	15	20,458,274	3,392,677	-	-	SHAREHOLDERS' EQUITY
Property, plant and equipment	16	-	-	5,246,283	1,773,889	Capital stock		4,905,118	1,485,436	4,905,118	1,485,436
Intangible assets	17	-	-	27,157,529	5,076,501	Treasury shares	28	(16,004)	-	(16,004)	-
Right of use	18	-	-	3,736,495	2,619,861	Capital reserves		11,112,156	1,302,990	11,112,156	1,302,990
						Retained earnings	28	(146,882)	(149,020)	(146,882)	(149,020)
Total non-current assets		20,458,274	3,392,677	42,198,002	11,754,455	Accumulated loss		(820,797)	-	(820,797)	-
						Losses on capital transaction		(92,066)	(92,066)	(92,066)	(92,066)
						Equity valuation adjustment		5,324,575	815,005	5,324,575	815,005
						Shareholders' equity attributed to the Company's controlling shareholders		20,266,100	3,362,345	20,266,100	3,362,345
						Non-controlling interest in shareholders'
						equity of subsidiaries		-	-	29,373	-
						Total shareholders' equity		20,266,100	3,362,345	20,295,473	3,362,345

TOTAL ASSETS		21,521,454	6,443,251	56,058,741	21,184,512	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		21,521,454	6,443,251	56,058,741	21,184,512

 * The notes are an integral part of the interim financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF OPERATION
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Note	Company		Consolidated
		03/2020	03/2019	03/2020	03/2019

NET REVENUE	26	-	-	7,517,994	2,915,150
Cost of products sold	27	-	-	(2,878,722)	(809,172)

GROSS PROFIT		-	-	4,639,272	2,105,978

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	(3,299,190)	(1,323,066)
Administrative, R&D, IT and Project expenses	27	(9,978)	-	(1,266,091)	(537,031)
Impairment losses on trade receivables		-	-	(223,982)	(75,428)
Equity in subsidiaries	15	(712,102)	-	-	-
Other operating income (expenses), net	30	(147,824)	-	(352,550)	14,245

OPERATING PROFIT BEFORE FINANCIAL RESULT		(869,904)	-	(502,541)	184,698

Financial income	29	51,082	-	1,560,184	378,102
Financial expenses	29	(1,975)	-	(1,787,779)	(543,357)

PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(820,797)	-	(730,136)	19,443
Income tax and social contribution	11	-	-	(94,803)	(5,969)

NET INCOME (LOSS) FOR THE PERIOD		(820,797)	-	(824,939)	13,474

ATTRIBUTABLE TO
The Company´s shareholders		(820,797)	-	(820,797)	13,474
Noncontrolling interests		-	-	(4,142)	-
		(820,797)	-	(824,939)	13,474

EARNINGS PER SHARE IN THE PERIOD -R$
Basic	28.1.	(0.6979)	-	(0.6979)	0.0313
Diluted	28.2.	(0.6921)	-	(0.6921)	0.0312

* The notes are an integral part of the interim financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		03/2020	03/2019	03/2020	03/2019

NET INCOME (LOSS) FOR THE PERIOD		(820,797)	-	(824,939)	13,474
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Gain from translation of financial statements of subsidiaries abroad		4,349,038	-	4,349,038	61,363
Exchange rate effect on the translation from hyperinflationary economy	2.2	(4,351)	-	(4,351)	977
Gain from cash flow hedge operations	5.2	-	-	248,684	89,223
Tax effects on gain from cash flow hedge operations		-	-	(83,802)	(30,928)
Equity income from cash flow hedge operation		248,684	-	-	-
Equity in tax effects on gain from cash flow hedge operations		(83,802)	-	-	-

Comprehensive income for the year, net of tax effects		3,688,772	-	3,684,630	134,109

ATTRIBUTABLE TO
The Company´s shareholders		3,688,772	-	3,688,772	134,109
Noncontrolling interests		-	-	(4,142)	-
		3,688,772	-	3,684,630	134,109

* The notes are an integral part of the interim financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

8

									Negative goodwill on capital transactions	Equity valuation adjustments
				Capital reserves
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Profit reserves Profit retention	Retained earnings	Result from operations with non-controlling shareholders	Other comprehensive income	The Company´s Sharesholders	Noncontrolling interests	Total shareholders' equity

BALANCES AT DECEMBER 31, 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	-	257,114	1,336,293	-	(92,066)	492,158	2,574,102	-	2,574,102

Net income for the period		-	-	-	-	-	-	13,474	-	-	13,474	-	13,474
Exchange rate effect on the translation from hyperinflationary economy		-	-	-	-	-	-	-	-	977	977	-	977
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	119,658	119,658	-	119,658
Total comprehensive income (loss) for the year		-	-	-	-	-	-	13,474	-	120,635	134,109	-	134,109
Capital increase	21.a)	2,430	-	-	-	-	-	-	-	-	2,430	-	2,430
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	25.1	-	-	-	-	8,398	-	-	-	-	8,398	-	8,398
Exercise of stock option plans and restricted shares		-	11,311	(1,930)	-	(11,278)	-	-	-	-	(1,897)	-	(1,897)
Hyperinflationary economy adjustment effect		-	-	-	-	17,006	(295)	-	-	-	16,711	-	16,711

BALANCES AT MARCH 31, 2019 - Natura Cosméticos S.A. (Note 2.1(a))		429,503	(8,097)	70,286	-	271,240	1,335,998	13,474	(92,066)	612,793	2,733,853	-	2,733,853

BALANCES AT DECEMBER 31, 2019		1,485,436	-	1,096,398	206,592	-	(149,020)	-	(92,066)	815,006	3,362,346	-	3,362,346

Net income (loss) for the period		-	-	-	-	-	-	(820,797)	-	-	(820,797)	(4,142)	(824,939)
Exchange rate effect on the translation from hyperinflationary economy		-	-	-	-	-	-	-	-	(4,351)	(4,351)	-	(4,351)
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	4,513,920	4,513,920	-	4,513,920
Total comprehensive income (loss) for the year		-	-	-	-	-	-	(820,797)	-	4,509,569	3,688,772	(4,142)	3,684,630
Subscription of shares through the Board of Directors' Meeting held on January 3, 2020	21.a)	3,397,746	-	9,877,148	-		-	-	-	-	13,274,894	33,515	13,308,409
Share repurchase		-	(54,936)	-	-	-	-	-	-	-	(54,936)	-	(54,936)
Changes in stock option plans and restricted shares:
Provision for stock option plans and restricted shares	25.1	-	-	-	-	(34,887)	-	-	-	-	(34,887)	-	(34,887)
Exercise of stock option plans and restricted shares		21,936	38,932	-	-	(48,084)	-	-	-	-	12,784	-	12,784
Hyperinflationary economy adjustment effect		-	-	-	-	14,989	2,138	-	-	-	17,127	-	17,127

BALANCES AT MARCH 31, 2020		4,905,118	(16,004)	10,973,546	206,592	(67,982)	(146,882)	(820,797)	(92,066)	5,324,575	20,266,100	29,373	20,295,473

 * The notes are an integral part of the interim financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

	Note	Company		Consolidated
		03/2020	03/2019	03/2020	03/2019

CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period		(820,797)	-	(824,939)	13,474
Adjustments to reconcile net income for the period with net cash generated by operating activities:			-
Depreciation and amortization	16 e 17	-	-	626,252	264,312
Interest on investments and securities	26	(7,058)	-	(23,455)	(22,961)
Provision (reversal of provision) arising from swap and forward derivative contracts		-	-	(978,329)	53,597
Provision (reversal of provision) for tax, civil and labor risks	22	-	-	54,366	3,379
Inflation adjustment of escrow deposits		-	-	(1,383)	(3,752)
Inflation adjustment of contingencies		-	-	4,599	2,649
Income tax and social contribution	11	-	-	94,803	5,969
Result from sale and write-off of property, plan and equipment and intangible assets	16 e 17	-	-	3,876	7,702
Equity in subsidiaries	15	712,102	-	-	-
Interest and exchange variation on leases	18	-	-	51,768	30,974
Interest and exchange rate variation on borrowings and financing	19	20,283	-	1,195,934	79,221
Restatement and exchange rate variation on other assets and liabilities		(104,839)	-	(105,493)	867
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	16 e 17	-	-	(2,128)	(10,751)
Provision (reversal of provision) for stock option plans and restricted shares		(20,150)	-	(4,606)	10,874
Effective losses and provision for losses with trade receivables, net of reversals	8	-	-	209,933	75,428
Provision (reversal of provision) for inventory losses, net	9	-	-	119,735	37,920
Provision (reversal of provision) for post-employment health care plan	28.1	771	-	(1,190)	1,985
Effect from hyperinflationary economy		-	-	10,670	12,267
Other provisions (reversals)		-	-	(52,683)	(31,150)

		(219,688)	-	377,730	532,004
(INCREASE) DECREASE IN ASSETS
Trade receivables		(34,478)	-	346,096	177,412
Inventories		-	-	(117,723)	(207,018)
Recoverable taxes		-	-	(184,800)	2,143
Other assets		-	-	509,001	(19,942)
Subtotal		(34,478)	-	552,574	(47,405)

(INCREASE) DECREASE IN LIABILITIES
Domestic and foreign trade payables		149,176	-	(1,872,941)	(216,563)
Payroll, profit sharing and social charges, net		24,770	-	121,951	(111,128)
Tax liabilities		385	-	118,382	(79,096)
Other liabilities		(771)	-	(326,399)	(5,640)
Subtotal		173,560	-	(1,959,007)	(412,427)

CASH GENERATED BY OPERATING ACTIVITIES		(80,606)	-	(1,028,703)	72,172

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution		(196,996)	-	(269,512)	(116,456)
Accruals (payments) of judicial deposits		-	-	2,797	1,288
Payments related to tax, civil and labor lawsuits	22	-	-	(61,968)	(4,749)
Payments due to settlement of derivative operations		-	-	9,818	(20,805)
Interest paid on lease	18	-	-	(53,611)	(30,974)
Payment of interest on borrowings, financing and debentures	19	(6,860)	-	(498,585)	(254,675)

NET CASH USED IN OPERATING ACTIVITIES		(284,462)	-	(1,899,764)	(354,199)

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary	4	-	-	2,636,108	-
Additions of property, plant and equipment and intangible assets	16 e 17	-	-	(174,162)	(80,119)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	11,782	3,254
Investment in securities		(63,569)	-	(1,765,955)	(1,629,566)
Redemption of securities		199,230	-	1,420,078	2,337,074
Redemption of interest on investments and securities		619	-	10,540	28,117
Receipts of dividends from subsidiaries		-	-	-	-
Capital increase in subsidiaries	15	-	-	-	-

NET CASH PROVIDED BY INVESTING ACTIVITIES		136,280	-	2,138,391	658,760

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	18	-	-	(209,723)	(143,895)
Amortization of loans, financing and debentures – principal	19	(1,816,900)	-	(1,923,345)	(510,542)
New loans, financing and debentures	18 e 19	-	-	451,127	90,507
Acquisition of treasury shares, net of option strike price received		(33,000)	-	(33,000)	(1,897)
Payment of dividends and interest on capital for the previous year	32.2	-	-	(133,937)	(96,277)
Receipts (payments) to settle derivative operations		-	-	222	898
Receipt by exercised stock options		(370,791)	-	(370,791)	-
Capital increase		-	-	-	2,430

NET CASH USED IN FINANCING ACTIVITIES		(2,220,691)	-	(2,219,447)	(658,776)

Effect of exchange variation on cash and cash equivalents		-	-	578,734	6,073

DECREASE IN CASH AND CASH EQUIVALENTS		(2,368,873)	-	(1,402,086)	(348,142)

Opening balance of cash and cash equivalents	6	2,380,800	-	4,513,582	1,215,048
Closing balance of cash and cash equivalents	6	11,927	-	3,111,496	866,906

DECREASE IN CASH AND CASH EQUIVALENTS		(2,368,873)	-	(1,402,086)	(348,142)

* The notes are an integral part of the interim financial statements

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(All amounts in thousands of Brazilian reais - R$)

	Note	Company			Consolidated
		03/2020		03/2019	03/2020		03/2019

INCOME		(147,824)		-	7,992,626		3,649,913
Sale of goods, products and services		-		-	8,378,540		3,666,232
Provision for doubtful accounts, net of reversals	8	-		-	(33,364)		(3,728)
Other operating expenses, net		(147,824)		-	(352,550)		(12,591)

INPUTS ACQUIRED FROM THIRD PARTIES		(5,571)		-	(5,953,732)		(2,108,330)
Cost of products sold and services		-		-	(3,175,479)		(1,191,069)
Materials, electricity, outsourced services and others		(5,571)		-	(2,778,253)		(917,261)

GROSS VALUE ADDED		(153,395)		-	2,038,894		1,541,583

RETENTIONS		-		-	(625,819)		(264,312)
Depreciation and amortization	16 e 17	-		-	(625,819)		(264,312)

VALUE ADDED PRODUCED BY THE COMPANY		(153,395)		-	1,413,075		1,277,271

TRANSFERRED VALUE ADDED		(661,020)		-	1,560,184		378,102
Equity in subsidiaries	15	(712,102)		-	-		-
Financial income - including inflation adjustments and exchange rate variations	29	51,082		-	1,560,184		378,102

TOTAL VALUE ADDED TO DISTRIBUTE		(814,415)		-	2,973,259		1,655,373

DISTRIBUTION OF VALUE ADDED		(814,415)	100%	-	2,973,259	100%	1,655,373	100%
Payroll and social charges	28	4,407	-1%	-	1,462,402	49%	695,357	42%
Taxes, fees and contributions		-	0%	-	537,904	18%	396,881	24%
Financial expenses and rentals		1,975	1%	-	1,797,892	60%	549,661	33%
Accumulated losses		(820,797)	101%	-	(820,797)	-28%	13,474	1%
Noncontrolling interests		-	-	-	(4,142)	0%	-	-

* The notes are an integral part of the interim financial statements

1.	GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co” or “Company”) formerly referred to as Natura Holding S.A., was incorporated on January 21, 2019 with the purpose of holding interest in other companies, as partner or shareholder, in the country or abroad (“holding company”). The purpose of the Company is to manage shareholding interest in companies that operate mainly in the cosmetics industry, fragrances and personal hygiene sector, through the development of manufacturing, distribution and commercialization of its products. The Company's main brand is "Natura", followed by brands “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, B2B and franchises as sales channels for the products, the controlled companies stand out for the work of the direct sales channel carried out mainly by Natura, The Body Shop and Avon Consultant(s).

The Company is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under ticker “NTCO3.”

After several restructuring activities which took place in the process of acquiring Avon Products, Inc. (“Avon”), completed on January 3, 2020 (Note 4), the Company became the holding company for the Natura group. Additionally, in December 2019 it became the holder of 100% of shares of Natura Cosméticos S.A. (“Natura”). Thus, since December 18, 2019, the NATU3 shares have no longer been traded in B3 S.A. – Brasil, Bolsa, Balcão, and trading with NTCO3 shares have started in the “Novo Mercado” segment of B3. On January 6, 2020, the Company started to trade American Depositary Receipts on the New York Stock Exchange (“NYSE”), under ticker “NTCO”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1	Declaration of compliance and basis of preparation

The Company’s condensed interim accounting information, included in the Quarterly Information Form - ITR pertaining to the quarter ending on March 31, 2020, encompasses the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement “CPC 21 - Interim Statements”, approved by the Brazilian Securities Commission (“CVM”) and the international accounting standard “IAS 34 - Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The Management confirms that all relevant information in the interim accounting statements, and only it, are being disclosed, and it corresponds to the one used in the development of the Management’s business management activities. The interim accounting information was prepared based on the historical costs, except for certain financial instruments measured by their fair value, as described in the accounting practices.

The main accounting practices applied upon preparing this individual and consolidated interim accounting information are disclosed on explanatory note No. 2 of the Company’s financial statements, pertaining to the fiscal year ending on December 31, 2019, issued on March 05, 2020, except for the presentation of information on segments (Note 25), which was changed as a result of the acquisition of Avon (Note 4). The same policies apply to the comparative quarter period ending on March 31, 2019.

The information on explanatory notes that did not go through significant changes in comparison to December 31, 2019 is not fully presented in this interim accounting information and must be read jointly with the last annual financial statement.

a)	Presentation basis for the Company’s consolidated accounting statements before the corporate restructuring presented in the Company’s annual financial statement on Note 1

As presented in the Company’s annual financial statements for the fiscal year ending on December 31, 2019, the Company’s consolidated accounting information presented in this financial statement that is prior to the corporate restructuring for the acquisition of Avon were prepared pursuant to the accounting practices of the preceding costs. Thus, the comparative and consolidated historic information presented herein for the income statement, comprehensive income statement, statement of changes in net equity, cash flow statement and added value statement for the comparative period ended on March 31, 2019, refer to the consolidated information of Natura Cosméticos S.A., and were obtained from the Quarterly Information - ITR pertaining to the first quarter of 2019.

2.2	Hyperinflationary economy

Information pertaining to the hyperinflationary economy was presented in the Company’s 2019 annual financial statements, on Note 3.2.1.a.

On the quarter period ending on March 31, 2019, the application of CPC 42 / IAS 29 resulted in: (i) a positive impact in the financial results of R$ 4,812 (March 31, 2019 R$ 2,639); and (ii) a negative impact in the net profit for the fiscal year of R$ 11,106 (March 31, 2019 R$ 13,244), which includes the effect of the conversion of the results’ statement by the exchange rate of the year’s termination date, instead of the average monthly exchange rate, positive impact in the sum of R$ 4,351 (March 31, 2019 negative impact of R$ 977).

2.3	Consolidation

a)	Investments in controlled companies

Information pertaining to the consolidation was presented in the Company’s 2019 annual financial statements, on Note 3.3. A), except for the movement chart below:

	Interest - %
	March 2020	December 2019
Direct interest:
Avon Products, Inc..	100.00	-
Natura Cosméticos S.A.	100.00	100.00

The activities of the directly controlled companies are as follows:

➢	Natura Cosméticos S.A.: is a publicly held corporation organized in accordance with the laws of the Federative Republic of Brazil on June 6, 1993, with an indefinite term. Created in 1969 in São Paulo, Brazil, it is among the top ten direct sales companies in the world. Under the Natura brand, most of our products have a natural origin, developed with ingredients from the Brazilian biodiversity and mainly distributed by means of direct sales by our independent beauty consultants. It also sells through e-commerce and an expanded own store chain, composed of 43 stores in Brazil and 9 stores abroad (in the USA, France, Argentina and Chile), 256 franchise stores, as well as presence in approximately 3,500 drugstores on June 30, 2019.

➢	Avon Products, Inc.: Global manufacturer and trader of beauty products and the like, with operations starting in 1886 and constituted pursuant to the laws of the State of New York, on January 27, 1916. Its businesses are conducted in the beauty industry and other consumer goods. A direct sales company for the creation, manufacture and trade of beauty and other unrelated products. Its business is held mainly via the direct sales channel.

2.4	Segment reporting

Information per operating segment is consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is the Board of Directors.

The GOC, which includes the CEOs of Natura &CO, Natura, Avon, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), is responsible, among other things, for monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the perspective of results, allocation of resources among business units, cash flow and talent management.

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated financial statements requires the Management to employ certain assumptions and accounting estimates based on experience and other factors considered relevant, which affect the values of assets and liabilities and may present results that differ from actual results. The effects resulting from accounting estimate reviews are recognized in the review period.

The significant judgments made by the Company are related to the recognition of revenue and leasing.

The areas requiring a greater level of judgment and which are more complex, as well as the areas in which the premises and estimates are significant for the financial statements, are disclosed below.

There were no significant changes in the estimates and premises employed upon preparing the interim accounting information for the quarter ending on March 31, 2020, or in the calculation methods used, in relation to the ones presented in explanatory note No. 3 of the Company’s financial statements pertaining to the fiscal year ending on

December 31, 2019, issued on March 05, 2020, except for the fair value estimates of the business combination (note 4), analyses of the potential impacts of Covid-19 (note 5.3) and impairment evaluations (note 17.a).

4.	BUSINESS COMBINATION

Acquisition of Avon Products Inc.

On January 3, 2020, after fulfillment of all conditions precedent, as disclosed in the Company’s 2019 annual financial statements, issued on March 05, 2020, explanatory note 1(a) and as a subsequent event to note 35, the transaction was completed, and then the effects of the merger of Nectarine Merger Sub II into Avon, with the latter being the resulting entity, came into force. Subsequently, Nectarine Merger Sub I was merged into Natura &Co, with the latter being the resulting entity. As a result of the mergers, on January 3, 2020, Avon became a full subsidiary of the Company, and Avon’s former shareholders became shareholders of the Company.

As a result, Natura &Co acquired control of Avon and the acquisition was accounted for under the acquisition method.

Transaction costs incurred by the Controlling Company until the completion of the transaction on January 3, 2020 amount to approximately R$ 112 million, which were accounted for as expenses in the period ending in March 2020.

The following table summarizes the preliminary calculation of the fair value of the compensation transferred on January 3, 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of January 3, 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on January 3, 2020	41,00
Consideration in the issuance of shares	13,195
Adjustment to the transferred compensation (a)	171
Fair value of the Compensation to be transferred	13,366

(a) Related to the effects of potentially replacements and settlements of share-based payment plans, of which the amount of R$ 80 thousand refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$ 91 thousand refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred consideration.

Natura &Co is yet to conclude the process of allocation of the transferred compensation among identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the resulting goodwill. Differences between the preliminary estimates and the final recognition of the acquisition may occur and they may be relevant. Accounting standard “CPC 15/ IFRS 3 - Business combination” allows the Company to finalize this process of allocation of the transferred compensation among identified assets and liabilities up to 12 months counted from the acquisition date. Natura &Co is analyzing the allocation of the transferred compensation to the identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the resulting goodwill.

The following table summarizes the preliminary allocation of the consideration transferred on January 3, 2020:

In millions of R$
Total estimated consideration to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable (1)	1,135
Inventories	1,942
Other current assets and restricted cash	1,056
Assets held for sale	187
Fixed Assets	2,886
Income tax and deferred social contribution	667
Assets of right of use	565
Other non-current assets	475
Court deposits	284

In millions of R$
Recoverable taxes	518
Employee benefit plan	553
Intangible assets (2)	5,710

(+) Fair value of liabilities assumed:
Current liabilities	6,267
Provision for contingencies (3)	724
Long-term debt	7,078
Long-term commercial leasing	588
Deferred income tax	728
Other liabilities	809
(-) Net assets	2,420

Interest of non-controlling shareholders	28

Goodwill (4)	10,974

(1)	On the acquisition date, the fair value of the accounts receivable is equal to their accounting value, net of a provision for expected losses in the amount of R$ 270.2 million.

(2)	The fair value of intangible assets includes intangible assets acquired and registered by Avon prior to the fair value allocation, in the sum of R$ 291 million, added by the effects of allocation of fair values of the following items:

	Nature	Estimated fair value (in millions of Reais)	Estimated useful life
Trade name “Avon”	Represents the fair value of trade name “Avon”	1,893	Indefinite
Main brands	Represents the fair value of “Main brands”	518	20 years
Developed technologies	Represents the fair value of all technology required to develop Avon products, including product formulas, labeling data, manufacture processes, regulatory approvals, packages of products and designs.	1,132	7 years
Sales representatives	Represents the fair value of Avon’s relationship with its sales representatives.	1,876	14 years
Total		5,419

(3)	The provisions for contingent risks demonstrated in the chart above by the sum corresponds to the historic value recorded by Avon, given that the Company is still assessing the fair value estimates, and also identifying additional contingencies which fit the recognition requirement established on paragraph 23 of CPC 15 (IFRS3). That is, contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured, regardless of the loss probability.

(4)	Goodwill pertaining to the strong market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit or to be deductible for tax purposes.

Since the acquisition date, Avon contributed with R$ 4,246.2 million of net revenues and impacted in R$ 540.3 million of losses in the consolidated results of Natura &Co.

Since the acquisition was concluded on January 1st, 2020 and there was no significant transaction of the revenue results until January 3, 2020, the consolidated net revenues and the net revenues of the three months. In this same period, a provision for the transaction cost incurred by Avon, in the sum of R$ 172.3 million, was recorded, which is part of the acquired identified liabilities.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

The information pertaining to the general considerations and policies of the companies of the Natura group, TBS and Aesop was presented in the 2019 annual financial statements, on Note 5.

Find below the book and fair values of the Company’s financial instruments as of March 31, 2020:

Controlling Company				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	March 2020	December 2019	March 2020	December 2019
Financial assets
Cash and cash equivalents	6	Amortized cost
Cash and banks			Level 2	271	2,173,101	271	2,173,101
Certificate of bank deposits			Level 2	11,656	207,699	11,656	207,699
				11,927	2,380,800	11,927	2,380,800
Bonds and securities
Exclusive investment funds	7	Fair value through results	Level 2	540,547	669,769	540,547	669,769

Accounts receivable from clients - related parties	32.1	Amortized cost	Level 2	510,178	-	510,178	-

Financial liabilities
Issue of debts in domestic currency	19	Amortized cost	Level 2	(1,079,905)	(2,883,382)	(1,859,997)	(2,883,382)
Suppliers and “drawn risk” transactions	20	Amortized cost	Level 2	(1,758)	-	(1,758)	-

Consolidated				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	March 2020	December 2019	March 2020	December 2019
Financial assets
Cash and cash equivalents	6
Cash and banks		Amortized cost	Level 2	2,705,479	3,110,220	2,705,479	3,110,220
Certificate of bank deposits		Amortized cost	Level 2	60,353	211,261	60,353	211,261
Repurchase operations		Fair value through results	Level 2	345,664	1,192,101	345,664	1,192,101
				3,111,496	4,513,582	3,111,496	4,513,582
Bonds and securities	7
Government bonds		Fair value through results	Level 2	284,212	221,900	284,212	221,900
Restricted cash		Fair value through results	Level 2	38,580	-	38,580	-
Financial letter		Fair value through results	Level 2	417,355	374,690	417,355	374,690
Loan investment fund		Fair value through results	Level 2	468,527	407,928	468,527	407,928
Dynamo Beauty Ventures Ltd Fund		Fair value through results	Level 2	8,938	7,402	8,938	7,402
Certificate of bank deposits		Fair value through results	Level 2	246,133	21,327	246,133	21,327
				1,463,745	1,033,247	1,463,745	1,033,247

Accounts receivable from clients	8	Amortized cost	Level 2	2,774,632	1,685,764	2,774,632	1,685,764

Court deposit	12	Amortized cost	Level 2	619,726	337,255	619,726	337,255

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	1,932,110	737,378	1,932,110	737,378
“Financial” and “Operating” derivatives		Fair value through results	Level 2	64,760	-	64,760	-
				1,996,870	737,378	1,996,870	737,378
Financial liabilities
Loans, financing and debentures	19
Issue of debts in domestic currency		Amortized cost	Level 2	(14,924,077)	(7,266,853)	(13,008,056)	(7,300,082)
BNDES/Finep loans		Amortized cost	Level 2	(128,508)	(145,590)	(128,508)	(145,590)
Issue of debts in foreign currency		Amortized cost	Level 2	(4,280,481)	(3,373,931)	(3,735,130)	(3,541,541)
				(19,333,066)	(10,786,374)	(16,871,694)	(10,987,213)

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	-	(10,158)	-	(10,158)
“Financial” and “Operating” derivatives		Fair value through results	Level 2	(32,205)	(1,648)	(32,205)	(1,648)
				(32,205)	(11,806)	(32,205)	(11,806)

Commercial Leasing	18	Amortized Cost	Level 2	(3,927,978)	(2,517,565)	(3,927,978)	(2,517,565)
Suppliers and “drawn risk” transactions	20	Amortized cost	Level 2	(5,104,782)	(1,829,756)	(5,104,782)	(1,829,756)

5.2	Financial risk factors

Information pertaining to the financial risk factors was presented in the Company’s 2019 annual financial statements, on Note 5.2.

a)     Market risk

To hedge the current positions of the Balance Sheet of the Company and its subsidiaries against market risks, the following derivative financial instruments were used and consist of the balances as follows, as of March 31, 2020 and December 31, 2019:

Description	Fair Value (Level 2)
	Consolidated
	March 2020	December 2019
“Financial” derivatives	1,955,145	725,060
“Operating” derivatives	9,520	512
Total	1,964,665	725,572

b)    Foreign exchange risk

As of March 31, 2020, and December 31, 2019, the Company and its controlled companies are primarily exposed to the risk of fluctuation of the US dollar, euro and pound sterling and emerging market currencies. In order to hedge foreign exchange exposures in relation to foreign currency, the Company and its controlled companies enter into transactions with derivative financial instruments of the "swap” type and forward purchase of currency named Non-Deliverable Forwards - NDF.

As of March 31, 2020, loans, financing and debentures in the consolidated balance sheet include accounts in foreign currency which expose the controlled companies of the Company to foreign exchange risks, representing, in the aggregate, total liabilities of R$ 4,309,492 (R$ 3,381,959 as of December 31, 2019).

i)	Derivatives to hedge foreign exchange risk

The outstanding Derivative agreements present maturity flows between January 2020 and February 2023. The Derivative agreements in The Body Shop were entered into with represented counterparties and mature within up to 12 months.

The Company and its controlled companies classify the derivatives in: “Financial” and “Operating”. The “Financial” ones are “swap” or “forward” derivatives, contracted to hedge the foreign exchange risk of borrowings, financing, debt instruments and loans in foreign currency. The “Operating” ones are derivatives contracted to hedge the foreign exchange risk of operating cash flows of the business.

As of March 31, 2020, the balances of derivatives are as follows:

“Financial” derivatives

Consolidated	Principal (Notional) amount		Curve value		Fair value		Gain (loss) of adjustment at fair value
Description	March 2020	December 2019	March 2020	December 2019	March 2020	December 2019	March 2020	December 2019
Swap agreements:
Asset portion:
Dollar purchased position	2,662,726	2,664,001	4,313,910	3,416,707	4,850,442	3,729,691	536,532	312,984

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	2,662,726	2,664,001	2,695,215	2,754,595	2,926,682	3,002,623	231,467	248,028

NDFs Forward Agreements:
Liability portion:
Post-fixed CDI Rate:
Position sold in the interbank rate	4,086,866	200,896	(2,997)	(1,848)	31,385	(2,008)	34,381	(160)
Total net derivative financial instruments:	4,086,866	200,896	1,615,698	660,264	1,955,145	725,060	339,446	64,796

For financial derivatives maintained by the Company and its controlled companies as of December 31, 2019 and March 31, 2020, due to the fact agreements are directly entered into with the financial institutions and not through stock markets, there are no margin calls deposited as guarantee of said transactions.

“Operating” derivatives - Consolidated

As of March 31, 2020, the Company and its controlled companies maintain derivative financial instruments of the “forward” type, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Principal (Notional) amount		Fair value
	March 2020	December 2019	March 2020	December 2019
Net position - GBP and USD	1,243,084	-	9,598	-
Forward agreements	12,699	1,302,869	(78)	512
Total Derivative Financial Instruments, net	1,255,783	1,302,869	9,520	512

Sensitivity analysis

For the sensitivity analysis of the foreign exchange exposure risk, the Management of the Company and its controlled companies understands it is necessary to consider, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, the fair value of the financial instruments contracted by the Company to hedge certain exposures as of March 31, 2020, as shown in the following chart:

	Consolidated
	March 2020	December 2019
Loans and financing in Brazil in foreign currency (a)	(4,309,492)	(3,381,959)
Accounts receivables registered in Brazil in foreign currency	18,178	10,007
Accounts payable registered in Brazil in foreign currencies	(15,736)	(10,543)
Fair value of the “financial” derivatives	4,850,442	3,729,691
Net asset exposure	543,392	347,196

(a) Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since foreign exchange exposure in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact from purchase and sale forecasts.

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static and based on the following scenarios:

	Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net exposure	Dollar decrease	1,900	(179,360)	(541,879)

The probable scenario considers future US dollar rates for 90 days, as of March 31, 2020. According to quotations obtained at B3 on the expected maturity dates of financial instruments with foreign exchange exposure, it is R$ 5.20 / USD 1.00. Scenarios II and III consider a drop in the US dollar of 25% (R$ 3.91 / USD 1.00) and 50% (R$ 2.61 / USD 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Ruling No. 475/08. The Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents said scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures.

The Company and its controlled companies does not use derivative financial instruments for speculative purposes.

Derivative instruments designated for hedge accounting

The positions of derivative financial instruments designated as outstanding cash flow hedge on March 31, 2020 are indicated below:

Cash flow hedge instrument

						Others comprehensive results
	Hedged Item	Notional currency	Notional value	Curve Value	Fair value	Accrued Gain (Loss) of the agreement	Gain in the 12-month period
Currency Swap – USD/BRL R$	Currency	BRL	2,659,360	1,614,924	1,920,032	305,108	239,523
Forward Agreements (The Body Shop)	Currency	BRL	1,108,091	11,019	10,889	10,889	7,567

Forward Agreements (Natura Indústria)	Currency	BRL	25,928	1,283	1,189	1,189	1,594
Total			3,793,379	1,627,226	1,932,110	317,186	248,684

Movements in cash flow hedge reserve booked under other comprehensive results are shown below:

Consolidated
Cash flow hedge balance as of December 31, 2018	(27,706)
Change in the fair value of hedge instrument recognized in other comprehensive results	89,223
Tax effects on the fair value of hedge instrument	(30,928)
Cash flow hedge balance as of March 31, 2019	30,589

Cash flow hedge balance as of December 31, 2019	42,729
Change in the fair value of hedge instrument recognized in other comprehensive results	248,684
Tax effects on the fair value of hedge instrument	(83,802)
Cash flow hedge balance as of March 31, 2020	207,611

c)     Interest rate risk

Sensitivity analysis

On March 31, 2020, there are loans, financing and debenture agreements in foreign currency attached to swap agreements, changing the indexation over the liability to the variation of the Certificate of Interbank Deposit (CDI). Therefore, the risk of the Company and its controlled companies becomes the CDI variation exposure. Find below the exposure to interest rate risks of transactions bound to CDI variation, including derivative transactions (loans, financing and debentures were considered at their full amounts, since 98.5% of their sum is linked to CDI):

	Company	Consolidated
Total loans and financing - in local currency (note No. 19)	(1,079,905)	(15,045,222)
Operations in foreign currency with derivatives bound to CDI	-	(4,287,844)
Financial investments (explanatory notes no. 6 and 7)	552,203	1,822,244
Net exposure	(527,702)	17,510,822

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net liability exposure remains static and based on the following scenarios:

Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	22,371	(44,941)	(112,253)

The probable scenario considers future interest rates pursuant to quotations from B3 in the predicted maturity dates of the financial instruments exposed to interest rate, as of March 31, 2020. Scenarios II and III consider an increase in the interest rate of 25% (4.2% per year) and 50% (5.1% per year), respectively, over the CDI rate of 3.4% per year.

d)    Credit risk

The result of the credit risk management is reflected in the “Provision for expected credit losses” tab under “Accounts receivable from clients”, as demonstrated in explanatory note 8.

The Company and its controlled companies consider the credit risk for transactions with financial institutions to be low, as these are considered by the Management as first-rate.

e)     Liquidity risk

The Management monitors the consolidated liquidity level for the Company and its controlled companies considering the expected cash flows against unused credit facilities, as shown in the following chart:

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Total current assets	1,063,180	3,050,574	13,860,739	9,430,057
Total current liabilities	(1,255,354)	(3,080,906)	(11,533,584)	(7,518,423)
Total net current assets	(192,174)	(30,332)	2,327,155	1,911,634

As of March 31, 2020, the book value of financial liabilities, on the date of the balance sheet, measured at amortized cost, considering interest payments at a post-fixed rate and the value of debt securities reflecting the forward market interest rates, may be changed as post-fixed interest rates change. Their corresponding maturities, considering that the Company and its subsidiaries are in compliance with contractual covenants, are evidenced below:

Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Loans, financing and debentures	1,087,766	-	-	1,087,766	(7,861)	1,079,905
Commercial leasing	-	-	-	-	-	-
Related-party suppliers, suppliers and “drawn risk” transactions	-	-	-	149,244	-	149,244

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Loans, financing and debentures	2,261,818	18,462,318	-	20,724,136	(1,391,070)	19,333,066
Commercial leasing	3,927,978	-	-	3,927,978	-	3,927,978
Suppliers and “drawn risk” transactions	828,516	4,117,467	797,907	5,743,890	(639,108)	5,104,782

As of December 31, 2019, the Company and its subsidiaries had two credit facilities:

➢	Up to seventy million pound sterlings (GBP 70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by your in directed subsidiaries during the first quarter of 2020, to reinforce working capital and liquidity.

➢	Up to one hundred and fifty Reais (R$ 150,000), with no guarantee, which was terminated during the first semester of 2020.

5.3	Impacts of Covid-19

As of the date of this consolidated financial statement, the Company’s Management cannot predict the extent and duration of the measures adopted by governments in the countries where the Company and its subsidiaries have operations and, therefore, cannot predict the direct and indirect impacts of Covid-19 on its business, operating results and financial condition, including:

➢	the impact of Covid-19 in the financial conditions and operating results, including general economic trends and perspectives, financial and capital resources or liquidity position;

➢	how future operations could be impacted;

➢	the impact on costs or access to capital and financing resources and on ability to meet the covenants of credit agreements;

➢	if the Company and its subsidiaries could incur any material Covid-19-related contingencies;

➢	how Covid-19 could affect assets on the balance sheet and the ability to timely record those assets;

➢	the advance of any material losses, increases in provisions for credit losses, restructuring charges or other expenses;

➢	any changes in accounting judgment which had or are reasonably expected to have a relevant impact in this financial statement;

➢	the impact on the demand for the Company and its subsidiaries products;

➢	the impact on the Company and its subsidiaries supply chain;

➢	the impact on the relationship between costs and revenues; and

➢	other unforeseen impacts and consequences.

However, based on the uncertainties described above, the Company and its subsidiaries are closely monitoring how the pandemic caused by Covid-19 progresses and created crisis committees in several areas, including with the main employees, in order to monitor, analyze and decide on actions to minimize impacts, assuring continuity of operations and promoting health and safety for all people involved in its operations.

As of the date of the approval to issue the Company’s financial statements, and also since the beginning of the virus spread and the consequent restrictive measures imposed by governments, such as closing non-essential businesses and restricting the movement of people at borders, the Company has implemented some measures in all its operations, aligned with the government’s measures:

➢	Incentive to the Company and its subsidiaries employees to work remotely and adoption of essential criteria to limit industrial and logistical operations;

➢	Adoption of new safety measures for operational workers, such as masks and procedures to leave people in a safe distance from each other;

➢	Closing of stores, where and when required by the authorities;

➢	Replanning sales cycles, prioritizing personal care items;

➢	Speeding up the digitization of sales channels;

➢	Wide disclosure of the digital magazine;

➢	Change of the minimum criteria for orders, initial kits and extended term for payment of consultants;

➢	Daily monitoring of suppliers to ensure supply.

In addition to these measures, a crisis committee was created, focused on financial impacts and which monitors the Company and its subsidiaries financial health, focusing on cash, covenants and results, proposing actions to minimize the inevitable reduction in sales. Those actions include the following:

➢	Cutting discretionary expenses, such as consultancies and events;

➢	Freezing the hires and wage increases;

➢	Marketing expenses reduction;

➢	Consumer discounts reduction;

➢	Travel expenses reduction;

➢	Capital expenditures reduction; and

➢	Negotiation with suppliers to extend payment terms.

The promissory notes issued by Natura &Co Holding on December 20, 2019 include an obligation that demands that the Company maintain a certain indebtedness index that must be verified in June 2020, however, as a result of the impacts of COVID-19, the creditors of such notes agreed to not calculate this indebtedness index in June 2020.

The effects of the incentive plan that some governments are announcing are also being monitored and included in the management’s projections.

The actions and decisions above are constantly under review by the management and the committees, according to the development of global scenarios. As a response to the possible impacts of Covid-19, the company carried out an impairment assessment on the base date of March 31, 2020 for the cash-generating units (“CGU”) that include the business combination goodwill (Note 17.a)

6.	CASH AND CASH EQUIVALENTS

Information pertaining to cash and cash equivalents was presented in the Company’s 2019 annual financial statements, on Note 6.

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Cash and banks	271	2,173,101	2,705,479	3,110,220
Certificate of Bank Deposits (a)	11,656	207,699	60,353	211,261
Repurchase operations (b)	-	-	345,664	1,192,101
	11,927	2,380,800	3,111,496	4,513,582

(a)    As of March 31, 2020, investments in Certificate of Bank Deposits (CDB) are remunerated at an average rate of 103.1% of CDI (106.9% of CDI as of December 31, 2019) with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)    Repurchase operations are securities issued by banks with a commitment by the bank to repurchase them, and by the client to resell them, at defined rates and within a predetermined term, backed by public or private securities, depending on bank availabilities and registered with the CETIP. On March 31, 2020, repurchase operations are remunerated at an average rate of 100.0% of CDI (99.9% of the CDI on December 31, 2019).

7.	SHORT-TERM INVESTMENTS

Information pertaining to bonds and securities was presented in the Company’s 2019 annual financial statements, on Note 7.

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Exclusive investment funds	540,547	669,769	-	-
Loan investment funds	-	-	468,527	407,928
Certificate of Bank Deposits (a)	-	-	246,133	21,327
Financial letters	-	-	417,355	374,690
Government bonds (LFT)	-	-	284,212	221,900
Dynamo Beauty Ventures Ltd. Fund (b)	-	-	8,938	7,402

Restricted cash	-	-	38,580	-
	540,547	669,769	1,463,745	1,033,247

Current	540,547	669,769	1,454,807	1,025,845
Non-Current	-	-	8,938	7,402

(a)    The balance on March 31, 2020, related to the “Crer para Ver” line within the exclusive fund is R$ 44,961. (R$ 38,018 on December 31, 2019).

Breakdown of securities constituting the Essential Investment Fund portfolio on March 31, 2020 and December 31, 2019 is as follows:

	March 2020	December 2019
Certificate of time deposits	136,551	21,327
Repurchase operations	147,812	1,192,101
Financial letters	231,543	374,690
Government bonds (LFT)	157,677	221,900
	673,583	1,810,018

8.	TRADE RECEIVABLES

Information pertaining to accounts receivable from clients was presented in the Company’s 2019 annual financial statements, on Note 8.

	Consolidated
	March 2020	December 2019
Accounts receivable from clients	3,222,987	1,793,759
Provision for expected credit losses	(448,355)	(107,995)
	2,774,632	1,685,764

Maximum exposure to credit risk on the date of the financial statements is the book value of each maturity date range, net of the provision for expected credit losses, as shown in the chart of receivable balances per maturity date:

	Consolidated
	March 2020	December 2019
To become due	1,428,211	1,501,958
Past due:
Up to 30 days	1,273,869	142,069
31 to 60 days	163,147	36,466
61 to 90 days	95,199	27,789
91 to 180 days	262,561	85,477
Provision for expected credit losses	(448,355)	(107,995)
	2,774,632	1,685,764

Movements in the provision for expected credit losses for the period ending on March 31, 2020 are as follows:

Consolidated
Balance on December 31, 2018	(129,242)
Additions	(75,428)
Write-offs	72,073
Exchange variation	(373)
Balance on March 31, 2019	(132,970)

Balance on December 31, 2019	(107,995)
Control acquisition	(270,187)
Additions	(209,933)
Write-offs	182,333
Exchange variation	(42,573)
Balance on March 31, 2020	(448,355)

Find below the balances of accounts receivable from clients per exposure to expected credit losses risk on March 31, 2020:

	Consolidated
	Accounts receivable from clients	Provision for expected credit losses
To become due	1,428,211	(50,296)
Past due:
Up to 30 days	1,273,869	(70,636)
31 to 60 days	163,147	(60,951)
61 to 90 days	95,199	(50,138)
91 to 180 days	262,561	(216,334)
	3,222,987	(448,355)

9.	INVENTORIES

Information pertaining to inventories was presented in the Company’s 2019 annual financial statements, on Note 9

	Consolidated
	March 2020	December 2019
Finished products	3,556,809	1,253,145
Raw materials and packaging	871,012	253,063
Auxiliary materials	197,798	82,228
Products in progress	40,674	27,346
Provision for losses	(625,614)	(185,232)
	4,040,679	1,430,550

Movements in the provision for inventory losses for the period ending on March 31, 2020 are as follows:

Consolidated
Balance on December 31, 2018	(178,268)
Net additions	(37,920)
Write-offs	38,374
Exchange variation	726
Balance on March 31, 2019	(177,088)

Balance on December 31, 2019	(185,232)
Control acquisition	(332,350)
Net additions	(119,735)
Write-offs	92,296
Exchange variation	(80,593)
Balance on March 31, 2020	(625,614)

10.	RECOVERABLE TAXES

Information pertaining to recoverable taxes was presented in the Company’s 2019 annual financial statements, on Note 10

	Consolidated
	March 2020	December 2019
ICMS on purchase of inputs	621,998	434,832
Taxes on purchase of inputs - controlled companies abroad	208,910	39,475
ICMS on purchase of fixed assets	10,373	10,628
PIS and COFINS on purchase of fixed assets	2,728	3,826
PIS and COFINS on purchase of inputs	769,919	280,087
PIS, COFINS and CSLL - withheld at source	3,908	2,378
IPI	79,265	30,190
Other	161,982	3,438
	1,859,083	804,854

Current	959,222	395,640
Non-Current	899,861	409,214

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company in the period of March 31, 2020 was negative in 13%. This percentage is based on the losses before taxes of R$ 730.1 million and in the income tax expenses of R$ 94.8 million. The main components causing the effective rate to be distant from the nominal income tax rate of 34% are the tax losses of certain jurisdictions which may not benefit from deferred asset income tax, permanent effects related to income tax withheld at source arising from transactions among companies of the group which may not be used and the additional recognition of deferred liability income tax due to the announcement by the British government that the nominal rate will not be reduced from 19% to 17%. Excluding the adverse effects caused especially by jurisdictions with tax losses that may not benefit from deferred asset income tax, the Company’s effective rate would be approximately 32.6%.

The effective rate calculated by the Company in the period of March 31, 2019 was 30.7%. This percentage is based on the profits before taxes of R$ 19.4 million and in the income tax expenses of R$ 6 million. The main components causing the effective rate to be distant from the nominal income tax rate of 34% are the tax incentives and the subvention of investments.

Movements in deferred asset and liability income tax and social contribution, for the period ending on March 31, 2020 and 2019, are as follows:

	Assets	Liabilities
	Consolidated	Consolidated
Balance on December 31, 2018	398,400	(431,534)
Effect on results	23,291	3,850
Reserve for grant of options and restricted shares	(2,547)	-
Effect on other comprehensive results	(30,928)	-
Exchange variation on other comprehensive results	6,425	(3,150)
Balance on March 31, 2019	394,641	(430,834)

Balance on December 31, 2019	374,448	(450,561)
Effect on results	(30,857)	(33,472)
Control acquisition	667,034	(728,274)
Reserve for grant of options and restricted shares	(39,435)	-
Effect on other comprehensive results	(83,802)	-
Exchange variation on other comprehensive results	109,031	(292,603)
Balance on March 31, 2020	996,419	(1,504,910)

12.	JUDICIAL DEPOSITS

Information pertaining to judicial deposits was presented in the Company’s 2019 annual financial statements, on Note 12.

	Consolidated
	March 2020	December 2019
Unprovisioned tax proceedings (a)	293,469	203,403
Provisioned tax proceedings (b) (notes 21 and 22)	267,896	116,415
Unprovisioned civil proceedings	7,739	2,541
Provisioned civil proceedings (note 22)	3,364	426
Unprovisioned labor proceedings	13,664	8,683
Provisioned labor proceedings (note 22)	33,594	5,787
Total judicial deposits	619,726	337,255

a)	The tax proceedings related to these judicial deposits are mainly related to ICMS-ST, highlighted on note 20 (a) - contingent liabilities - possible risk of loss.

b)	The tax proceedings related to these judicial deposits are mainly related to the sum of amounts disclosed in explanatory note 21[b], item (a) and the amounts provisioned pursuant to explanatory note 20.

Find below the movements in the balances of judicial deposits for the periods ending on March 31, 2020 and 2019:

Consolidated
Balance on December 31, 2018	333,577
New deposits	904
Redemptions	(376)
Monetary adjustment	3,752
Write-offs for expenses	(1,816)
Balance on March 31, 2019	336,041

Balance on December 31, 2019	337,255
Control acquisition	283,885
New deposits	4,867
Redemptions	(1,519)
Monetary adjustment	1,383
Accounts Payable	(5,344)
Write-offs for expenses	(801)
Balance on March 31, 2020	619,726

In addition to judicial deposits, the Company and its controlled companies have contracted guarantee insurance policies for some proceedings. Details on these insurance policies are presented in explanatory note No. 34.

13.	ASSETS AVAILABLE FOR SALE

On the acquisition date of Avon (Note 4) on January 3, 2020, there was a balance of long-term assets held for sale with acquired fair value of R$ 186,518 (USD 46,036). During such period, circumstances arose which were previously considered as unlikely and, as a result, Avon decided not to carry on with the sale of two properties with total value of USD9.1MM. As a result, it controlled reclassified such properties held for sale in the property, plant and equipment assets. During the reclassification, we recorded a real depreciation, resulting in a non-property impact to our consolidated financial statements. On March 31, 2020, the assets available for sale include three Avon properties at the sum of R$ 186,518 (USD 35,900).

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Consolidated
	March 2020	December 2019
Marketing and advertising advances	111,112	28,669
Supplier advances	200,766	102,225
Employee advances	38,963	13,983
Rent advances and guarantee deposit (a)	147,058	96,202
Prepaid insurance expenses	186,491	29,647
Life insurance in advance	687,415	-
Customs broker advances - Import taxes	39,707	34,932
Subleasing receivables	382,584	-
Carbon credit	3,651	3,508
Other	415,363	39,868
	2,213,110	349,034

Current	832,988	265,198
Non-Current	1,380,122	83,836

a)	Mainly refers to (i) the advance of rent agreements not included in the initial measurement of commercial lease / right-of-use liabilities of controlled company The Body Shop International Limited, in accordance with the exemptions set forth on CPC 06(R2) / IFRS 16; and (ii) guarantee deposits for the real estate rental of certain stores of controlled companies The Body Shop International Limited and Emeis Holdings Pty Ltd. which will be returned by the lessor at the end of the rent agreements.

15.	INVESTMENTS

	Company
	March 2020	December 2019
Investments in controlled companies, net of losses	9,484,801	3,392,677
Goodwill Avon (Note 4)	10,973,473	-
Total	20,458,274	3,392,677

Information and movements of balances for the period ending on March 31, 2020 and for the fiscal year ending on December 31, 2019:

	Natura Cosméticos S.A. (1)	Avon Products, Inc.	Total
Interest percentage	100,00%	100,00%
Net equity of the controlled companies	4,757,910	(4,156,091)	601,819
Interest on net equity	4,757,910	(4,156,091)	601,819
Fair value adjustment of acquired assets and liabilities	-	8,882,982	8,882,982
Goodwill	-	10,973,473	10,973,473
Total	4,757,910	15,700,364	20,458,274
Net losses for the period of the controlled companies	(213)	(711,889)	(712,102)

Balance on December 31, 2019	3,392,677	-	3,392,677
Equity accounting results	(213)	(711,889)	(712,102)
Exchange variation and other adjustments in the conversion of investments of the controlled companies abroad	1,204,176	3,140,511	4,344,687
Effect of a hyperinflationary economy	17,126	-	17,126
Contribution of the controlled company for share option plans granted to its executives and other reserves, net of tax effects	(23,890)	-	(23,890)
Hedge accounting, net of tax effects	168,033	(3,152)	164,882
Acquisition price	-	13,274,894	13,274,894
Balance on March 31, 2020	4,757,910	15,700,364	20,458,274

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of indirect subsidiaries TBS (R$ 1,751,529) and Aesop (R$ 112,977).

16.	PROPERTY, PLANT AND EQUIPMENT

Information pertaining to fixed assets was presented in the Company’s 2019 annual financial statements, on Note 15.

	Consolidated
	Useful life in years	December 2019	Control acquisition	Additions	Write-offs	Impairment	Transfers	Other movements including exchange variation	March 2020
Cost value:
Vehicles	2 to 5	45,578	25,789	260	(2,711)	-	2,163	11,302	82,381
Templates	3	192,556	-	-	(27)	-	4,322	25	196,876
Tools and accessories	3 to 20	11,974	52,410	3,271	(283)	-	(1,034)	9,897	76,235
Facilities	3 to 60	309,772	1,431	5	(3,212)	-	2,359	9,347	319,702
Machinery and accessories	3 to 15	866,451	746,734	5,556	(726)	-	10,757	124,366	1,753,138
Improvements in third-party real properties (a)	2 to 20	615,103	58,548	6,844	(651)	385	14,830	90,324	785,383
Buildings	14 to 60	386,957	1,168,837	2,781	3,070	-	27,616	226,178	1,815,439
Furniture and utensils	2 to 25	397,727	32,566	4,658	(686)	1,823	6,543	71,943	514,574
Land	-	35,157	568,470	-	-	-	4,772	152,410	760,809
IT equipment	3 to 15	297,228	112,369	2,300	(402)	-	9,536	52,303	473,334
Other assets	-	-	40,090	-	-	-	-	11,343	51,433
Projects in progress	-	156,011	78,965	53,621	(402)	-	(53,107)	22,132	257,220
Total cost		3,314,514	2,886,209	79,296	(6,030)	2,208	28,757	781,570	7,086,524

Depreciation value:
Vehicles		(16,924)	-	(6,712)	1,231	-	(2,093)	(2,945)	(27,443)
Templates		(175,938)	-	(1,975)	-	-	-	(77)	(177,990)
Tools and accessories		(3,255)	-	(11,346)	-	-	-	(1,748)	(16,349)
Facilities		(167,362)	-	(7,125)	282	-	-	(2,351)	(176,556)
Machinery and accessories		(416,736)	-	(49,636)	154	-	(161)	(11,782)	(478,161)
Improvements in third-party real properties		(267,371)	-	(28,910)	-	-	25	(40,355)	(336,611)
Buildings		(101,785)	-	(26,380)	-	-	-	(3,089)	(131,254)
Furniture and utensils		(193,973)	-	(22,270)	465	-	(25)	(37,787)	(253,590)
IT equipment		(197,281)	-	(23,927)	10	-	-	(17,477)	(238,675)
Other assets		-	-	(3,097)	-	-	-	(515)	(3,612)
Total depreciation		(1,540,625)	-	(181,378)	2,142	-	(2,254)	(118,126)	(1,840,241)
Overall Total		1,773,889	2,886,209	(102,082)	(3,888)	2,208	26,503	663,444	5,246,283

17.	INTANGIBLES

Information pertaining to intangible assets deposits was presented in the Company’s 2019 annual financial statements, on Note 16.

	Consolidated
	Useful life in years	December 2019	Control acquisition	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Other movements including exchange variation	March 2020
Cost value:
Software	2.5 to 10	1,313,090	291,239	27,299	(31)	-	72,445	116,469	1,820,511
Trademarks and patents (Defined useful life)	24 to 25	116,805	517,592	-	-	-	-	161,815	796,212
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,002,860	5,067,669
Goodwill Avon (Note 4)	-	-	10,973,474	-	-	-	-	3,039,790	14,013,264
Goodwill Emeis Brazil Pty Ltd.	-	100,237	-	-	-	-	-	12,740	112,977
Goodwill The Body Shop International Limited	-	1,434,369	-	7,824	-	-	-	307,880	1,750,073
Goodwill acquisition of The Body Shop stores	-	1,456	-	-					1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	282	2,269
Goodwill (indefinite useful life)	-	17,801	-	-	-	-	5,595	2,191	25,587
Goodwill (Defined useful life)	3 to 18	12,447	-	-	-	(80)	(3,145)	4,829	14,051
Relationship with franchisees and sub-franchisees	14 to 15	602,958	1,876,169	-	-	-	-	659,983	3,139,110
Developed technology (by acquired controlled company)	-	-	1,131,573	-	-	-	-	320,159	1,451,732
Other intangible assets	2 to 10	110,288	-	14,665	-	-	(63,534)	10,801	72,220
Total cost		5,883,023	16,683,271	49,788	(31)	(80)	11,361	5,639,799	28,267,131

Amortization value:
Software		(649,347)	-	(81,653)	43	-	(3,634)	(28,471)	(763,062)
Trademarks and patents		(44,108)	-	(8,285)	-	-	-	(5,578)	(57,971)
Goodwill		(2,197)	-	(97)	-	-	178	(3,489)	(5,605)
Relationship with retail clients		(1,939)	-	(52)	-	-	-	(232)	(2,223)
Relationship with franchisees and sub franchisees		(95,772)	-	(67,166)	-	-	-	(30,938)	(193,876)
Developed technology (by acquired controlled company)		-	-	(62,191)	-	-	-	(10,331)	(72,522)
Other intangible assets		(13,159)		1,390	-	-	-	(2,574)	(14,343)
Total accrued amortization		(806,522)	-	(218,054)	43	-	(3,456)	(81,613)	(1,109,602)
Net total		5,076,501	16,683,271	(168,266)	12	(80)	7,905	5,558,186	27,157,529

a)    Impairment testing of intangible assets with indefinite useful life

Goodwill from the expected future profitability of acquired companies and intangibles assets with indefinite useful life were allocated to the Company’s CGU groups. In accordance with CPC 01 - Redução ao Valor Recuperável de Ativos (IAS 36 - Impairment of Assets), when a CGU or a group of CGUs have an intangible asset with indefinite useful life allocated, the Company must test its book value for impairment annually, or whenever there is evidence of such. During the period ending on March 31, 2020, the management considers that the impacts of COVID 19 in its operations (note 5.3) is an indication of requirement of impairment testing of intangible assets with indefinite useful life. CGU groups with intangible assets in such situation as of March 31, 2020 are presented bellow:

2020
Consolidated
CGUs Groups /	Trademarks and patents	Goodwill	Total
Operating Segment
Avon	3,092,915	14,013,264	17,106,179
Aesop	-	112,977	112,977
The Body Shop	1,971,032	1,750,073	3,721,105
Other	3,722	1,456	5,178
Total	5,067,669	15,877,770	20,945,439

The main updated premises used to calculate the fair value minus sales cost on March 31, 2020 are presented below:

	Aesop	The Body Shop	Avon
Measurement of impairment value (fair value minus sales cost)	Discounted cash flow.
Projected cash flow	Operating business cycle (approximately 5 years) with perpetuity.
Budgeted gross margin	Average gross margin based on history and projections for the following 5 years, adjusted with the results of potential impacts of Covid-19.
Estimated costs	Costs based on historical data and market trends, optimization of retail operations (renewal of the geographic presence of stores, revitalization of the franchise network) and physical expansion with growth in market share.
Growth rate in perpetuity (*)	Constant growth of 2.5%.	Constant growth of 2.0%.	Constant growth of 2.0%.
Discount rate	These cash flows were discounted using a discount rate before taxes of 11.52% p.a. for The Body Shop, 12.34% p.a. for Aesop and 13.21% p.a. for Avon, in real terms. The discount rate was based on the weighted average cost of capital that reflects the specific risk of each segment.

(*) Based on the inflation applicable to the host country of each segment, based on public information released by the International Monetary Fund.

The Company carried out a sensitivity analysis of the following variables: (i) discount rate and (ii) growth rate in perpetuity, due to their potential impacts on cash flows. A 1 p.p. increase in the discount rate or a 1 p.p. decrease in the growth rate in perpetuity of the cash flow of each CGU group would not result in the need to recognize a loss. Based on the analyses conducted by the Management, there was no need to record impairment losses for the balances of these assets in the year ending on March 31, 2020.

In addition, as the accounting for the acquisition of Avon that took place on January 3, 2020 was still preliminarily presented in accordance with Note 4, the allocation of goodwill at UGC, for the purposes of this specific test, was also performed on a preliminary basis.

18.	RIGHT OF USE AND LEASE

Information pertaining to right of use and commercial lease was presented in the Company’s 2019 annual financial statements, on Note 17.

a)    Right to use

	Consolidated
	Useful life in years	December 2019	Control acquisition	Additions	Write-offs	Transfers (i)	Others movements	March 2020
Cost value:
Vehicles	3	40,018	42,467	38,836	(202)	-	10,382	131,501
Machinery and equipment	3 to 10	15,578	14,034	517	-	-	6,831	36,960
Buildings	3 to 10	784,900	489,740	74,070	(4,380)	-	152,815	1,497,145
IT equipment	10	283	18,429	827	-	-	4,575	24,114
Retail stores	3 to 10	2,350,377	-	102,663	(6,272)	(2,451)	530,027	2,974,344
Tools and accessories	3	2,803	-	-	-	-	603	3,406
Total cost		3,193,959	564,669	216,913	(10,854)	(2,451)	705,233	4,667,469
		-	-	-	-
Depreciation value:
Vehicles		(8,109)	-	(11,450)	138	-	(1,274)	(20,695)
Machinery and equipment		(4,317)	-	(3,391)	-	-	(1,427)	(9,135)
Buildings		(97,190)	-	(68,396)	2,852	-	(21,247)	(183,982)
IT equipment		(214)	-	(4,857)	-	-	(648)	(5,719)
Retail stores		(463,332)	-	(138,496)	5,066	(178)	(113,105)	(710,045)
Tools and accessories		(936)		(230)	-	-	(233)	(1,399)
Total accrued depreciation		(574,098)	-	(226,820)	8,056	(178)	(137,935)	(930,974)
Net total		2,619,861	564,669	(9,906)	(2,798)	(2,629)	567,298	3,736,495

i.	Pertaining to the goodwill paid on store rental, transferred to the intangible assets until a new commercial agreement with the lessor is executed, when the amount will return to the right to use in the initial calculation of this new lease agreement.

	Consolidated
	March 2020	March 2019
Values recognized in the income statement during the periods ending on March 31, 2020 and March 31, 2019
Financial expense on lease	53,611	30,974
Amortization of right of use	226,820	129,079
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	8,229	6,303
Sublease revenue	6,143	(654)
Short-term lease expenses and low-value assets	20,505	26,010
Other expenses related to leases	9,290	841
Total	324,597	192,553

Values recognized in the financing cash flow statement
Commercial lease payment (principal)	227,506	143,895
Values recognized in the operating cash flow statement
Commercial lease payment (interest)	35,829	30,974
Variable lease payments not included in the measurement of lease liabilities	2,813	4,890
Short-term lease payments and low-value assets	15,393	320
Other lease-related payments	9,816	8,729
Total	291,356	188,808

b)  Commercial leasing

	Consolidated
	March 2020	December 2019
Current	956,413	542,088
Non-Current	2,971,565	1,975,477
Total	3,927,978	2,517,565

Find below the movements in the balance of commercial lease for the period ending on March 31, 2020:

Consolidated
Balance on December 31, 2019	2,517,565
New agreements	280,818
Control acquisition	777,200
Reclassification assets x liabilities	12,322
Payments – principal	(209,723)
Payments – interest	(53,611)
Financial charges accrued	53,611
Write-offs (i)	(4,641)
Conversion effects (other comprehensive results)	554,437
Balance on March 31, 2020	3,927,978

i)	Mainly related to termination of agreements related to lease of stores.

Maturities of the non-current balance of lease are shown below:

	Consolidated
	March 2020	December 2019
2021	568,977	374,746
2022	554,951	361,688
2023	546,895	358,274
2024 onwards	1,300,742	880,769
Total	2,971,565	1,975,477

19.	BORROWINGS, FINANCING AND DEBENTURES

Information pertaining to loans, financing and debentures was presented in the Company’s 2019 annual financial statements, on Note 18.

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Issued in local currency
Financing Agency for Studies and Projects (FINEP)	-	-	94,714	101,988
Debentures	-	-	4,126,836	4,251,231
BNDES	-	-	26,321	35,390
BNDES – FINAME	-	-	110	183
Working capital – Operation Mexico	-	-	30,752	31,802
Working capital – Operation Aesop	-	-	110,711	100,438
Working capital - Operation The Body Shop	-	-	453,138	-
Working capital – Operation Avon	-	-	18,539	-
Promissory Notes	1,079,905	2,883,382	1,079,905	2,883,382
Notes	-	-	9,104,376	-
Total in local currency	1,079,905	2,883,382	15,045,222	7,404,414

Foreign Currency
BNDES	-	-	7,363	8,029
Export Credit note (NCE)	-	-	104,688	81,210
Notes (1)	-	-	3,912,971	3,090,490
Resolution No. 4131/62	-	-	262,822	202,231
Total in foreign currency	-	-	4,287,844	3,381,960
Overall total	1,079,905	2,883,382	19,333,066	10,786,374

Current	1,079,905	2,883,382	1,942,527	3,354,355
Non-Current	-	-	17,390,539	7,432,019

(a) Debentures	-	-
Current	-	-	120,791	246,017
Non-Current	-	-	4,006,045	4,005,214

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

Find below the movements in the balances of loans, financings and debentures for the periods ending on March 31, 2020 and 2019:

	Company	Consolidated
Balance on December 31, 2018	-	7,994,145
Capital raising	-	90,507
Amortizations		(510,542)
Financial charges accrued	-	126,195
Payment of financial charges	-	(256,034)
Exchange variation (unrealized)	-	(46,974)
Exchange variation (realized)	-	1,359
Conversion effects (other comprehensive results)	-	710
Balance on March 31, 2019	-	7,399,366

Balance on December 31, 2019	2,883,382	10,786,374
Control acquisition	-	7,250,735
Capital raising	-	451,127
Amortizations	(1,816,900)	(1,923,345)
Financial charges accrued	20,283	281,534
Payment of financial charges	(6,860)	(498,585)
Exchange variation (unrealized)	-	914,400
Exchange variation (realized)	-	-
Conversion effects (other comprehensive results)	-	2,070,826
Balance on March 31, 2020	1,079,905	19,333,066

Maturities of non-current loans, financing and debentures liabilities are as follows:

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
2021	-	-	3,059,162	-
2022	-	-	5,263,905	2,279,759
2023	-	-	6,308,180	527,596
2024 onwards	-	-	2,759,292	4,624,664
Total	-	-	17,390,539	7,432,019

The main movements in bank loans and financing for the period ending on March 31, 2020 are as follows:

19.1	Description of main movements in bank loans and financing

i) Debentures

The appropriation of costs related to the issuance of debentures in the period ending on March 31, 2020 was R$ 1,033 (R$ 4,760 on December 31, 2019), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 12,322 as of March 31, 2020 (R$ 13,354 as of December 31, 2019).

ii) Notes

The appropriation of costs related to the issuance of Notes in the period ending on March 31, 2020 was R$ 1,798 (R$ 6,737 on December 31, 2019), recorded on a monthly basis under financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$ 20,983 as of March 31, 2020 (R$ 22,782 as of December 31, 2019).

iii) Promissory Notes

On January 14, 2020, the partial optional early redemption of first-rate Commercial Notes occurred, in the amount of R$ 1,830 million.

The appropriation of costs related to the issuance of promissory notes in the period ending on March 31, 2020 was R$ 13,101 (R$ 11,135 on December 31, 2019), recorded monthly under the financial expenses item according to the effective interest rate method. Issuance costs to appropriate totaled R$ 7,862 as of March 31, 2020 (R$ 20,962 as of December 31, 2019).

iv) Working capital– The Body Shop

As presented in the liquidity risk management note (5.2.e), The Body Shop had, on December 31, 2019, a credit facility of up to seventy million pound sterlings (GBP 70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the Company during the first quarter of 2020, to reinforce working capital and liquidity, with interest pursuant to the Libor rate + 2% per year.

iv) Notes - Avon

Avon has issued the following notes:

Notes – Avon	Principal (USD)	Principal (R$)	Annual interest rate	Maturity
No guarantee	461,883	2,401,191	5.00%	March 15, 2023
No guarantee	243,847	1,267,687	6.95%	March 15, 2043
With guarantee	500,000	2,599,350	7.88%	August 15, 2022
With guarantee	400,000	2,079,480	6.50%	August 15, 2022

To the Notes issued by Avon, add the effects of allocation of fair values from the business combination (Note 4), which amounted to R$ 780,093 as of March 31, 2019.

19.2	Contract Covenants

The contractual covenants which establish financial indexes arising from the quotient of the net treasury debt division by EBITDA of the last 12 months, which should be equal to or lower than that established. The Company and its controlled companies comply with such clauses as of the base date.

20.	TRADE PAYABLES AND FORFAIT OPERATIONS

Information pertaining to suppliers and “drawn risk” transactions was presented in the Company’s 2019 annual financial statements, on Note 19.

	Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Local suppliers	136	-	4,037,334	1,581,759
Foreign suppliers	1,622	-	858,369	105,073
	1,758	-	4,895,703	1,686,832

“Drawn risk” transactions	-	-	209,079	142,924
	1,758	-	5,104,782	1,829,756

21.	TAX PAYABLES

	Controlling Company		Consolidated
	March 2020	December 2019	March 2020	December 2019
Ordinary ICMS	-	-	79,905	120,300
ICMS-ST (a)	-	-	70,124	72,423
Taxes on invoicing – controlled companies abroad	-	-	212,099	145,992
INSS - Enforceability suspended	-	-	52,853	50,147
Tax withheld at source	1,435	987	144,316	48,593
Other taxes - controlled companies abroad	-	-	1,577	1,180
Income Tax (IR):	-	63	6,673	1207
INSS and ISS	-	-	30,335	3,218
Other	-	-	57,170	399
	1,435	1,050	655,052	443,459

Judicial deposits (explanatory note 12)	-	-	(62,956)	(62,356)

Current	1,435	1,050	488,620	320,890
Non-Current	-	-	166,432	122,569

(a)	The Company’s controlled companies have been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in explanatory note 12.

22.	PROVISIONS FOR TAX, CIVIL AND LABOR RISKS

The Company’s Management believes that, based on the elements existing on the base date of these financial statements, the provision for tax, civil, commercial and other risks, as well as labor risks, constituted pursuant to CPC 25 / IAS 37, suffices to cover any losses with administrative and court proceedings, as presented below:

	Consolidated
	March 2020	December 2019
Tax	837,042	127,842
Civil	108,432	30,653
Labor	248,502	61,571
Total	1,193,976	220,066

Judicial deposits (explanatory note 12)	(341,641)	(60,272)

Current	47,046	18,650
Non-Current	1,146,930	201,416

22.1	Contingencies with probable losses

Movement of the provision for tax, civil and labor risks and contingent liabilities is presented below:

	Consolidated
	Tax		Civil		Labor
	Provisions	Deposits	Provisions	Deposits	Provisions	Deposits
Balance at beginning of year	127,842	(54,059)	30,653	(426)	61,571	(5,787)
Control acquisition (1)	657,647	(152,427)	51,263	(2,897)	164,091	(28,819)
Additions	41,221	(4,031)	24,979	(314)	11,804	(751)
Reversals	(16,373)	961	(4,192)	176	(3,073)	818
Payments	(44,836)	4,424	(5,600)	84	(11,532)	836
Monetary adjustment	1,466	(1,509)	1,246	(20)	1,887	(213)
Exchange variation	69,726	1,701	10,256	33	20,924	322
Other movements	349	-	(173)	-	2,830	-
Balance on March 31, 2020	837,042	(204,940)	108,432	(3,364)	248,502	(33,594)

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

22.2	Contingencies with possible losses

The Company and its controlled companies have labor and social security, civil and tax contingencies, which loss prediction as assessed by the Management and supported by the legal counsel is classified as possible and, thus, no provision was constituted. The total sum in discussion rated as possible, due to the nature of the claims, is evidenced below:

	Consolidated
	March 2020	December 2019
Tax	8,599,300	3,503,392
Civil	126,815	61,532
Labor	207,457	77,295
Total contingent liabilities	8,933,572	3,642,219
Judicial Deposits	(314,872)	(136,258)

The main tax cases are the following:

(i)	Infraction notices in which the Brazilian Federal Revenue Office collects IPI tax debts, for the supposed lack of compliance with the minimum calculation basis, set forth in the legislation, upon the sales transactions directed to interdependent wholesale establishments. Currently, judgment of the proceedings is awaited at the administrative level. On March 31, 2020, the total amount in discussion classified as possible loss is of R$1,942,078.

(ii)	Court decisions which discuss the equivalence to industrial set forth in Decree No. 8,393/2015, which started requiring IPI in exit operations carried out by interdependent wholesale establishments of the products mentioned in said legal provision. On March 31, 2020, the amount in discussion is R$ 1,484,352 (R$ 389,017 on December 31, 2019).

(iii)	Administrative and court proceedings discussing the illegality of changes in the state legislation for the payment of ICMS and ICMS - ST. On March 31, 2020, the total amount in discussion is R$1,469,903 (R$ 406,002 on December 31, 2019).

(iv)	Infraction notices where the Brazilian Federal Revenue Office collects IRPJ and CSLL tax debts, in order to question the tax deductibility of goodwill amortization in the context of a corporate reorganization among related parties. Currently, there is a discussion in the Judiciary Branch of the lawfulness of administrative decisions which rejected the motion to clarify, submitted to question the dismissed special appeals. On March 31, 2020, the total amount in discussion classified as possible loss is of R$1,385,434 (R$ 1,336,927 on December 31, 2019).

(v)	Infraction Notice in which the State of São Paulo Treasury Office enforces the ICMS-ST collection, fully paid by the destination of the goods, the distributing establishment. Judgment of the proceedings is awaited at the administrative level. On March 31, 2020, the total amount in discussion classified as possible loss is of R$ 524,657 (R$ 521,903 on December 31, 2019).

(vi)	Infraction notices in which the Brazilian Federal Revenue Service collects IPI tax debts due to disagreement with the tax classification adopted for some products. Judgment of the proceedings is awaited at the administrative level. On March 31, 2020, the total amount in discussion is R$ 295,144 (R$ 218,204 on December 31, 2019).

The main civil cases are the following:

i)	Avon was named defendant in several proceedings for personal damages filed in USA courts, claiming that certain powder products that Avon sold in the past were contaminated with asbestos. Many such actions involve several co-defendants of a range of different industries, including cosmetics manufacturers and manufacturers of other products that, unlike the Company’s products, were designed to include asbestos. On March 31, 2020, there were 128 individual proceedings pending against the Company. During the quarter ending on March 31, 2020, 18 new proceedings were shelved and twenty others were shelved, settled or otherwise concluded. The amount of our records in this area so far has not been significant, whether individually or jointly. Similar additional cases deriving from the use of the Company’s powder products are reasonably predicted.

We believe that the claims against us in such cases have no grounds. We are strongly defending ourselves against such claims and will continue doing so. Until this date, the Company has not been sued in any case filed against it and there were no findings of enforceable liability against the Company. However, the results of testing throughout the country in similar cases filed against other manufacturers of cosmetic powder products vary from direct employment terminations to very large jury-led indemnifications for compensatory and punitive damages. Due to the uncertainties inherent to litigation, we cannot predict the results of all individual cases pending against the Company, and we may only make a reasonable estimate for a small number of individual cases that have progressed to the later stages of court proceedings. For the remaining cases, we supply an aggregate and continuous exposure estimate, which considers the historic results of all cases we have settled so far. Any additions currently recorded in the Company’s balance sheet in relation to these cases are not relevant. Other than those, currently, we may not estimate our reasonably possible or probable losses. However, any adverse results, whether in an individual case or jointly, may be relevant. The future costs to litigate such cases, which we fund when incurred, are unknown, but may be significant, although some costs are covered by insurance.

ii)	On February 14, 2019, an alleged class action complaint of the shareholder (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the USDC for the South District of New York against the company and some of its former officers. On June 3, 2019, the court appointed a main plaintiff and a class attorney. The complaint was subsequently changed on June 28, 2019, retitled "In re Avon Products, Inc. Litigation over Securities" on July 8, 2019. On July 24, 2019, the plaintiffs presented a new changed complaint. The changed complaint is submitted on behalf of a new class, supposedly comprised of all purchasers or acquirers of Avon common shares between January 21, 2016 and November 1st, 2017, including such latter date. The charge claims violations to Sections 10 (b) and 20 (a) of the 1934 Securities Exchange Act, based on supposedly fake or misleading statements and supposed market manipulation with relation to, among other things, changes made in the Avon’s credit terms for Brazilian Representatives. On July 26, 2019, Avon and the individual defendants submitted a motion to dismiss. On November 18, 2019, the court denied such motion. Subsequently, on December 16, 2019, Avon and the individual defendants submitted an answer to the changed complaint. On February 14, 2020, the plaintiffs submitted a motion for class certification. The parties are currently under the discovery stage. Avon notified this subject to the Company’s insurers. In light of the initial stage of the litigation, we may not predict the result of this matter and may not assess the loss probability or make a reasonable estimate of the amount or range of loss that could arise from an adverse result.

22.3	Contingent assets

The adjusted amounts involved in the requests for restitution of PIS and COFINS installments collected with ICMS included in their calculation bases, in the period of March 2004 to March 2007, not recorded until March 31, 2020, total R$ 145,025 (R$ 26,993 on December 31, 2019).

23.	OTHER LIABILITIES

Information pertaining to other liabilities was presented in the Company’s 2019 annual financial statements, on Note 22.

	Consolidated
	March 2020	December 2019
Post-employment health care plan	765,007	98,792
Carbon credit	5,187	4,519
Exclusivity agreement	4,800	5,400
Crer para Ver	45,523	51,543
Deferred revenue from performance obligations with customers	294,742	76,250
Provisions for sundry expenses	649,267	156,895
Provisions for rental	41,824	26,568
Provisions for apportionment of benefits and partnerships payable	8,983	7,860
Long-term incentive	252,464	3,022
Provision for restructuring	124,980	3,401
Provision for store renovation	94,067	15,997
Other provisions	346,963	67,846
Provision for expenses reimbursements related to assets disposed(a)	72,599	-
Professional fees	73,684	-
Total	2,780,090	518,093

Current	1,730,782	396,391
Non-Current	1,049,308	121,702

(a)	On December 17, 2015, Avon entered into agreements resulting on the splitting of operations in the United Stated, Canada and Puerto Rico. These transactions were terminated on March 1st, 2016. From such date, the contingent liabilities prior to this transaction and related to the operations in the United States, Canada and Puerto Rico are treated as a provision for expenses reimbursements related to assets disposed. During the period ending on March 30, 2019, Avon registered R$ 22 million in administrative expenses pertaining to such provisions.

24.	SHAREHOLDER’S EQUITY

Information pertaining to judicial deposits was presented in the Company’s 2019 annual financial statements, on Note 23.

24.1	Share capital

As of March 31, 2020, the Company's share capital is R$ 4,905,118, composed of 1,188,271,016 registered common shares, with no par value.

The composition of this capital is demonstrated in the chart below:

Date	Description	Number of shares	Value in R$
December 31, 2019	Total paid-up share capital	865,660,042	1,485,436,564
January 03, 2020	Capital increase	321,830,266	3,397,745,864
March 15, 2020	Issue of new shares for share purchase option plans and restricted shares	780,808	21,936,005
March 31, 2020	Total paid-up share capital	1,188,271,116	4,905,118,433

24.2	Treasury shares

On March 31, 2019, item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance on December 31, 2019	-	-	-
Used	(686,322)	(38,932)	(49.29)
Acquisition	1,114,460	54,936	45.58
Balance on March 31, 2020	428,138	16,004	(3,71)

The minimum and maximum treasury share balance on March 31, 2020 is R$ 29.75 and R$ 49.71, respectively.

24.3	Capital reserve

Completion of the Avon acquisition resulted in the issue of Natura &Co shares for the total subscription price of R$ 13,274,894. Of this total, the amount of R$ 3,397,746 was allocated to the share capital account and the rest, in the amount of R$ 9,877,148 was allocated to the Company's capital reserve. This share merger was approved at a meeting of the Board of Directors on January 3, 2020.

The capital reserve totals R$ 11,112,156 as of March 31, 2020 (R$ 1,302,990 as of December 31, 2019).

25.	SEGMENT INFORMATION

The setup of the Company’s operating segments is based on its Corporate Governance structure, which splits the business for purposes of decision-making and management analysis.

Since January 3, 2020, as a result of acquiring Avon (Note 4), the management has had the following Corporate Governance structure:

➢	Operation Natura &Co Latam – all operations of Natura, Avon, Aesop and TBS located in Brazil and Latin America;

➢	Avon International – all Avon operations, except those located in Brazil and Latin America;

➢	TBS International – all The Body Shop operations, except those located in Brazil and Latin America; and

➢	Aesop International – all Aesop operations, except those located in Brazil and Latin America.

In addition to the analysis per segment, the Company’s Management also assesses its revenues in several levels, mainly through sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, the segregation by this kind of operation is not yet considered as significant for disclosures from the Management.

Net revenue by segment is as follows in the quarter ending on March 31, 2020:

➢	Natura &Co Latam; 55%

➢	Avon International; 28%

➢	TBS International; 12%

➢	Aesop International: 5%

The accounting practices for each segment are described in explanatory note 3 of the Company’s annual financial statements for the fiscal year ending on December 31, 2019.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as of March 31, 2020, December 31, 2019 and March 31, 2019.

25.1	Operating segments

	March 2020
	Reconciliation to net profit (loss) for the period
	Net Revenue	Performance assessed by the Company	Depreciation and Amortization	Financial revenue	Financial expenses	Income tax	Net profit (loss)
Natura &Co Latam	4,162,335	339,848	(221,863)	1,292,228	(1,376,898)	(155,439)	(122,124)
Avon International	2,121,517	(41,618)	(183,887)	176,177	(361,617)	15,122	(395,823)
TBS International	893,243	133,550	(164,390)	30,117	(41,035)	(59,393)	(101,151)
Aesop International	340,899	77,966	(55,679)	10,580	(6,255)	(6,842)	19,770
Corporate expenses	-	(386,467)	-	51,082	(1,974)	111,749	(225,611)
Consolidated	7,517,994	123,279	(625,819)	1,560,184	(1,787,779)	(94,803)	(824,939)

	March 2019
	Reconciliation to profit (loss) for the year
	Net Revenue	Performance assessed by the Company	Depreciation and Amortization	Financial revenue	Financial expenses	Income tax	Net profit (loss)
Natura &Co Latam	1,775,725	262,855	(79,449)	352,144	(495,399)	(16,733)	23,418
TBS International	870,232	164,107	(144,766)	25,875	(39,101)	1,089	7,205
Aesop International	269,194	60,684	(40,097)	82	(8,857)	(3,461)	8,351
Corporate expenses	-	(38,636)	-	-	-	13,136	(25,500)
Consolidated	2,915,150	449,010	(264,312)	378,102	(543,357)	(5,969)	13,474

	March 2020				December 2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Avon International	10,591,187	17,400,808	4,610,861	10,086,188	4,574,087	9,317,834	3,139,123	8,219,955
Natura &Co Latam	22,937,294	26,513,012	3,544,007	11,596,668	-	-	-	-
TBS International	7,459,623	9,374,616	1,794,328	1,853,143	6,146,960	7,380,274	1,042,778	1,492,871
Aesop International	1,209,898	1,707,126	329,035	693,685	1,033,408	1,435,830	255,616	590,917
Corporate balance	-	1,063,180	1,255,354	-	-	3,050,574	3,080,906	-
Consolidated	42,198,002	56,058,741	11,533,584	24,229,684	11,754,455	21,184,512	7,518,423	10,303,744

25.2   Net revenue and non-current assets by geographic region

	March 2020				March 2019
Net revenue	Natura &Co	Avon International	TBS International	Aesop International	Natura &Co	TBS International	Aesop International
Asia	-	403,606	51,775	161,889	-	68,447	110,153
North America	206,619	-	140,545	58,984	157,659	143,771	40,848
South America	3,954,870	-	-	-	1,616,588	-	-
Brazil	2,163,994	-	-	-	1,201,321	-	-
Other	1,790,876	-	-	-	415,267	-	-
Europe	845	1,717,911	635,508	67,801	1,477	603,785	48,558
United Kingdom	-	361,942	502,021	35,470	-	469,606	23,592
Other	845	1,355,969	133,487	32,331	1,477	134,179	24,966
Oceania	-	-	65,414	52,225	-	54,229	69,635
Consolidated	4,162,335	2,121,517	893,243	340,899	1,775,724	870,232	269,194

	March 2020				March 2019
Non-current Assets	Natura & Co Latam	Avon International	TBS International	Aesop International	Natura & Co Latam	TBS International	Aesop International
Asia	-	251,844	176,344	363,412	-	140,760	294,428
North America	185,331	-	630,192	336,272	185,646	523,351	272,676
South America	10,396,188	-	-	-	4,378,676	-	-
Brazil	7,835,239	-	-	-	4,197,259	-	-
Other	2,560,949	-	-	-	181,417	-	-
Europe	9,668	22,685,451	6,237,413	228,143	9,765	5,105,903	190,442
United Kingdom	-	21,214,569	5,608,884	89,923	-	4,602,066	76,073
Other	9,668	1,470,882	628,529	138,221	9,765	503,837	114,369
Oceania	-	-	415,674	282,071	-	376,946	275,862
Consolidated	10,591,187	22,937,294	7,459,623	1,209,898	4,574,087	6,146,960	1,033,408

No individual or aggregate customer represents more than 10% of the Company's net revenues.

26.	NET REVENUE

	Consolidated
Gross revenue:	March 2020	March 2019
Domestic market	3,013,326	1,694,216
Foreign market	6,581,207	2,231,902
Other sales	124,455	14,457
	9,718,988	3,940,575

Returns and cancellations	(122,517)	(26,071)
Commercial discounts and rebates	(238,585)	(250,390)
Taxes on sales	(1,839,892)	(748,964)
Net revenue	7,517,994	2,915,150

Substantially, revenue from brands Natura and Avon refers to direct sales, whereas from brands The Body Shop and Aesop it refers to retail sales

27.	OPERATING EXPENSES AND COST OF SALES

Breakdown by function	Company		Consolidated
	March 2020	March 2019	March 2020	March 2019
Cost of sold products	-	-	2,878,722	809,172
Expenses with Sales, Marketing and Logistics	-	-	3,299,190	1,323,066
Administrative, R&D, IT and Project Expenses	9,978	-	1,266,091	537,031
Total	9,978	-	7,444,003	2,669,269

Breakdown by nature	Company		Consolidated
	March 2020	March 2019	March 2020	March 2019
Cost of sold products	-	-	2,878,722	809,172
Raw material/packaging material/resale	-	-	2,621,813	672,066
Personnel expenses (explanatory note 28)	-	-	111,295	71,007
Depreciation and amortization	-	-	37,860	13,832
Other	-	-	107,754	52,267

Expenses with sales, marketing and logistics	-	-	3,299,190	1,323,066
Logistics costs	-	-	566,346	172,398
Personnel expenses (explanatory note 28)	-	-	942,218	388,459
Marketing, sales force and other sales expenses	-	-	1,483,106	583,663
Depreciation and amortization	-	-	307,520	178,546

Administrative, R&D, IT and Project Expenses	9,978	-	1,266,091	537,031
Investments in innovation		-	167,210	16,880
Personnel expenses (explanatory note 28)	5,042	-	458,124	277,967
Other administrative expenses	2,646	-	360,318	170,250
Depreciation and amortization	2,290	-	280,439	71,934

Total	9,978	-	7,444,003	2,669,269

28.	EMPLOYEE BENEFITS

Information pertaining to employee benefits was presented in the Company’s 2019 annual financial statements, on Note 27.

	Company		Consolidated
	March 2020	March 2019	March 2020	March 2019
Payroll, profit sharing and bonuses	4,156	-	1,141,927	553,748
Supplementary pension plan	-	-	44,113	20,774
Share-based payments (note 32.3)	-	-	34,887	10,874
Charges on restricted shares (note 32.1)	-	-	(42,695)	5,634
Health care, food and other benefits	(2)	-	147,151	57,180
Charges, taxes and social contributions	27	-	136,792	47,147
INSS - Brazilian Social Security Institute	861	-	49,462	42,076
Total	5,042	-	1,511,637	737,433

28.1 Share-based payments

Options granted in 2020

On March 27, 2020, the Company’s Board of Directors approved the new share-based long-term incentive plans, named ‘Co-Investment Plan” and “Long-Term Incentive Plan” for 2020.

The “Co-Investment Plan” is comprised of the grant of the Company’s common shares for a group of workers that may invest part of their share in the profits (up to the limit of 50%) to purchase shares, such that the Company shall grant the same number of shares of the amount invested by the beneficiary. The rights of participants in relation to the “Co-Investment Plan” will only be fully acquired to the extent the participant remains continuously employed by the Company and its controlled companies until the 3rd anniversary of the grant date.

The “Long-Term Incentive Plan” consists of granting common shares of the Company to a group of workers and, unless otherwise determined by the Company’s Board of Directors, the rights of participants in relation to the Performance Shares will only be fully acquired to the extent that: (i) the participant remains continuously employed by the Company and its controlled companies until the 3rd anniversary of the grant date; and (ii) the performance conditions are met. For certain participants, there is a special condition for item (i) above, in which

50% of the granted Performance Shares will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The changes in the number of purchase options for outstanding shares and their corresponding weighted average prices, as well as variations in the number of restricted shares, are as follows:

Share purchase options and Strategy Acceleration Plan
	Average exercise price per share - R$	Options (thousands)
Balance on December 31, 2019	16.51	17,568
Related to Avon’s acquisition – Business Combination (Note 4)	0.01	1,994
Expired	19.32	(58)
Exercised	30.32	(627)
Balance on March 31, 2020	16.28	18,877

	Restricted shares (thousands)	Shares per performance (thousands)
Balance on December 31, 2019	3,092	688
Expired	(14)	-
Exercised	(974)	-
Balance on March 31, 2020	2,104	688

Of the 18877 thousand options existing as of March 31, 2020 (17,568 thousand options as of December 31, 2019) 1,250 thousand options (604 thousand options as of December 31, 2019) may be exercised.

The expenses related to the fair value of options and restricted shares, including the charges related to restricted shares, recognized in the quarter ending on March 31, 2020, according to the period elapsed for the acquisition of the right to exercise options and restricted shares, was R$ 12,650 and R$ 31,966, respectively, in the controlling company and in the consolidated financial statements.

The purchase options for outstanding shares and the restricted shares at the end of the period have the following vesting dates and exercise prices:

As of March 31, 2020 -Share purchase option

Grant date	Right acquisition conditions from the grant date	Exercise price (R$)	Fair value (R$)	Existing options (thousands)¹	Remaining contractual life (years)	Options to be exercised (thousands)
March 18, 2013	4 years of service	37.60	6,05	386	0,2	386
March 17, 2014	4 years of service	25.16	4,27	102	2,2	102
March 16, 2015	2 to 4 years of service	13.60	4.85 to 5.29	210	3,0	210
July 28, 2015 (Strategy acceleration)	4 to 5 years of service	12.90	6.20 to 6.23	1,296	3,4	196
March 15, 2016	2 to 4 years of service	12.84	7.16 to 7.43	300	4,0	298
July 11, 2016 (Strategy acceleration)	4 to 5 years of service	11.41	6.84 to 6.89	2,640	4,3	-
March 10, 2017	2 to 4 years of service	12.59	6.65 to 6.68	730	5,0	400
March 10, 2017 (Strategy acceleration)	4 to 5 years of service	12.59	6.87 to 6.89	2,210	5,0	-
March 12, 2018	2 to 4 years of service	16.96	7.96 to 8.21	2,052	6,0	684
March 12, 2018 (Strategy acceleration)	3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	6,0	-
April 12, 2019	3 to 4 years of service	23.54	11.71 to 11.82	1,648	7.1	-
April 12, 2019 (Strategy acceleration)	4 to 5 years of service	23.54	11.51 to 11.71	1,900	7.1	-
From December 31, 2020 to May 9, 2017	1 year of service	0.01	19.80	65	-	65
From March 14, 2018 to December 17, 2018	1 to 3 years of service	0.01	19.70	334	1,2	55
From March 13, 2019 to December 16, 2019	1 to 3 years of service	0.01	19.58	1,205	0,4 a 2,2	-
				18,878		2,396

As of March 31, 2020 - restricted shares

Grant date	Right acquisition conditions from the grant date	Existing shares (thousands)²	Fair value (R$)	Remaining contractual life (years)
March 10, 2017	2 to 4 years of service	208	11.69 to 12.51	1
March 12, 2018 – Plan I	2 to 4 years of service	472	15.18 to 15.9	1
March 12, 2018 – Plan II	0.4 to 2.4 years of service	90	15.76 to 16.49	-
March 12, 2018 – Plan III	1 to 3 years of service	74	15.54 to 16.27	0,.3
March 12, 2018 – Extraordinary Plan I	1 to 3 years of service	4	15.54 to 16.28	1
August 13, 2018 – Extraordinary Plan III	0.7 to 1.7 years of service	50	13.08 to 13.38	0.2
August 13, 2018 – Extraordinary Plan IV	0.8 to 1.8 year of service	26	13.06 to 13.36	1
August 13, 2018 – Extraordinary Plan VI	1.6 to 3.6 years of service	50	12.24 to 13.13	1 to 2
April 12, 2019 – Plan I	2 to 4 years	818	21.62 to 22.53	1 to 3
April 12, 2019 – Plan II	1 to 3 years of service	312	22.14 to 22.85	1 to 2
		2,104

On March 31, 2020 – Performance shares

Grant date	Right acquisition conditions	Existing shares (thousands)	Fair value (R$)	Remaining contractual life (years)	Vested stock (thousands)
May 21, 2019	From 3 to 4 years of service from the grant date and if the performance conditions are met	688	23.10 to 45.70	3.0 a 4.0	-
		688			-

As of March 31, 2020, the market price was R$ 25.74 (R$ 38.67 as of December 31, 2019) per share.

Significant data included in the models to price the fair value of options, restricted shares and performance shares granted in the period ending on March 31, 2020 was:

Share purchase options
	April 12, 2019	April 12, 2019 (Strategy Acceleration Program)
Volatility	37.77%	37.77%
Dividend yield	1.17% to 1.63%	1.63% to 1.89%
Expected life for vesting	2 to 4 years	4 to 5 years
Risk-free annual interest rate	6.88% to 7.95%	7.95% to 8.18%

	Restricted shares		Performance shares
	April 12, 2019 – Plan I	April 12, 2019 – Plan II	May 21, 2019
Volatility	37.77%	37.77%	37.10%
Dividend yield	1.17% to 1.63%	0.92% to 1.38%	-
Expected life for vesting	2 to 4 years	1 to 3 years	3 to 4 years
Risk-free annual interest rate	6.88% to 7.95%	6.21% to 7.52%	8.08% to 8.40%

29.	FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	March 2020	March 2019	March 2020	March 2019
FINANCIAL REVENUES:
Interest on financial investments	6,088	-	35,418	22,961
Gains on monetary and exchange rate variations (a)	18,666	-	237,027	189,086
Gains on swap and forward transactions (c)	-	-	1,075,198	151,125
Gains on fair value adjustment of swap and forward derivatives	-	-	139,440	347
Reversal of the monetary update of provision for tax risks and tax obligations	-	-	42,378	-
Debt structuring revenues for acquisition of Avon	26,328	-	26,328	-
Other financial revenues	-	-	4,395	14,583
	51,082	-	1,560,184	378,102
FINANCIAL EXPENSES:
Interest on financing	-	-	(253,094)	(128,692)
Interest on commercial leasing	-	-	(54,363)	(30,974)
Losses on monetary and exchange rate variations (b)	-	-	(1,198,575)	(151,374)
Losses on swap and forward transactions (d)	-	-	(148,150)	(211,788)
Loss on fair value adjustment of swap and forward derivatives	-	-	(84,407)	(477)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(3,746)	(4,235)
Appropriation of funding costs (Debentures/Notes)	-	-	(2,831)	(3,248)
Pension plan interest	-	-	(7,308)	-
Adjustment for hyperinflationary economy (Argentina)	-	-	4,812	(2,639)
Other financial expenses	(1,975)	-	(40,117)	(9,930)
	(1,975)	-	(1,787,779)	(543,357)

Net financial revenues (expenses)	49,107	-	(227,595)	(165,255)

The purpose of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous chart:

	Company		Company
	March 2020	March 2019	March 2020	March 2019
(a) Gains on monetary and exchange rate variations	18,666	-	237,027	189,086
Gains on exchange rate variation on loans	-	-	13,998	152,899
Exchange rate variation on imports	18,666	-	29,327	4,035
Exchange rate variation on export receivables	-	-	29,776	6,737
Exchange rate variation on accounts payable to controlled companies abroad	-	-	74,349	25,415
Exchange variations of bank accounts in foreign currency	-	-	89,577	-

(b) Losses on monetary and exchange rate variations	-	-	(1,198,575)	(151,374)
Losses on exchange rate variation on loans	-	-	(937,885)	(107,842)
Exchange rate variation on imports	-	-	(19,034)	(5,827)
Exchange rate variation on export receivables	-	-	(2,044)	(5,548)
Exchange rate variation on accounts payable to controlled companies abroad	-	-	(161,863)	(31,996)
Exchange rate variation on financing	-	-	(77,749)	(161)

(c) Gains on swap and forward transactions	-	-	1,075,198	151,125
Revenue from swap exchange coupons	-	-	47,167	41,293
Gains from exchange variations on swap instruments	-	-	1,028,031	109,832
	-	-		-
(d) Losses on swap and forward transactions	-	-	(148,150)	(211,788)
Losses on exchange rate variation on swap instruments	-	-	-	(153,662)
Financial costs of swap instruments	-	-	(148,150)	(58,126)

30.	OTHER OPERATING INCOME (EXPENSES), NET

Information pertaining to other operating revenues (expenses), net, was presented in the Company’s 2019 annual financial statements, on Note 29.

	Company		Company
	March 2020	March 2019	March 2020	March 2019
Other operating revenues, net
Result on write-off of fixed assets	-	-	1,491	724
ICMS-ST	-	-	7,294	36,096
Tax contingencies	-	-	1,281	1,084
Other operating revenues	-	-	543	3,492
Total other operating revenues	-	-	10,609	41,396

Other operating expenses, net
Crer para Ver	-	-	(8,360)	(8,631)
Expenses related to the acquisition of Avon	(147,824)	-	(297,110)
Transformation Plan	-	-	(25,072)	(6,831)
Other operating revenues (expenses)	-	-	(32,617)	(11,689)
Total other operating expenses	(147,824)	-	(363,159)	(27,151)
Other operating revenues (expenses), net	(147,824)	-	(352,550)	14,245

31.	RELATED-PARTY TRANSACTIONS

Information pertaining to transactions with related parties was presented in the Company’s 2019 annual financial statements, on Note 31.

31.1	The payable and receivable balances for transactions with related parties are indicated below:

	Company
	March 2020	December 2019
Current assets:
Avon Products, Inc.(a)	475,700	-
Natura Cosméticos S.A. – Brazil (b)	30,155	-
Natura Cosméticos S.A. – Argentina (b)	1,789	-
Indústria e Comércio de Cosméticos Natura Ltda (b)	924	-
Natura Cosméticos S.A. – Mexico (b)	527	-
Natura Cosméticos S.A. – Peru (b)	454	-
Natura Cosméticos Ltda – Colombia (b)	338	-
Natura Cosméticos Ltda – Chile (b)	291	-
Total current assets (*)	510,178	-
Current liabilities
Natura Cosméticos S.A. – Brazil (a)	147,486	-
Total current liabilities	147,486	-

(a)	Pertains to the allocation of expenses related to the merger process.

(b)	Pertains to the allocation of expenses related to the share purchase option plans and restricted shares.

The Natura Institute is one of the quotaholders of the Essential Investment Fund, and on March 31, 2020, the balance was R$ 4,923 (R$ 3,766 on December 31, 2019).

On June 5, 2012, an agreement was entered into between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of a processing, storage and distribution center (HUB), in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold controlling interests in Bres Itupeva. The amount involved in the transaction is recorded under “Right of Use” of "Buildings" in the amount of R$ 43,026 (R$ 44,244 under “Buildings” of Fixed Assets as of December 31, 2019).

In the period ending on March 31, 2020, the Company and its controlled companies transferred to the Natura Institute, in the form of a donation associated with maintenance, the sum of R$ 692, corresponding to 0.5% of net profits for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$ 15,000 (R$ 5,000 on March 31, 2019).

31.2	Management’s key personnel compensation

The total compensation of the Company’s Management key personnel is as follows:

	March 2020			March 2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	5,345	5,855	11,200	5,050	5,916	10,966
Executive Office	13,504	8,442	21,946	9,172	17,585	26,757
	18,849	14,297	33,146	14,222	23,501	37,723

a)	The item “Executive Office” includes the amount of R$ 255 pertaining to the amortization of the quarter ending on March 31, 2020 (R$ 14 in the quarter ending on March 31, 2019), of the Confidentiality and Non-Compete Agreement (“Confidentiality Agreement”)

b)	Refers to profit sharing, the Restricted Stock Program and the Strategy Acceleration Program, including charges, as applicable, appraised in the period. The amounts include any additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for board members and officers, statutory and non-statutory, in relation to profit sharing.

31.3	Share-based payments

Breakdown of the Company officers and executives’ compensation:

	Grant of options
	March 2020			March 2019
	Balance of the Options (quantity)¹ (a)	Average fair value of the options[1] - R$	Average price of the year[1] - R$(b)	Balance of the Options (quantity)¹ (a)	Average fair value of the options[1] - R$	Average price of the year[1] - R$ (b)
Executive office	13,535,439	8.39	16.28	10,745,826	7.44	15.10

	Restricted shares
	March 2020		March 2019
	Share balance (quantity)² (a)	Average fair value[2] - R$	Stock option balance (number)1 (a)	Average fair value[2] - R$
EXECUTIVE OFFICE	752,133	19.47	603,580	14.88

¹	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the splitting of stock approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

²	The number of restricted shares and performance shares granted, expired and exercised is shown already considering the splitting of stock approved at the Extraordinary Shareholders Meeting held on September 17, 2019.

(a)	Refers to the balance of the matured options and restricted shares ("vested") and not mature ("unvested"), not exercised, at the balance sheet dates.

(b)	Refers to the weighted-average exercise price of the option at the time of the stock option plans, adjusted for inflation based on the Extended Consumer Price Index (IPCA) through the end of the reporting period. The new Share Option Plan implemented in 2015, includes no other type of monetary adjustment.

32.	COMMITMENTS

32.1	Contracts related to supply of inputs

Controlled company Indústria e Comércio de Cosméticos Natura Ltda., has commitments arising from electric power supply agreements for its manufacturing activities, as described below:

➢	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$ 265 and R$ 363.

➢	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$ 155 and R$ 305.

➢	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$ 204 and R$ 238

The amounts are presented based on electric power consumption estimates in accordance with the contractual period, which prices are based on estimated volumes, arising from the controlled company’s continuous operations.

The total minimum supply payments, measured at nominal value, according to the contract, are:

	March 2020	December 2019
Up to one year	11,263	17,918
Between one and five years	11,451	13,160
Total	22,714	31,078

33.	INSURANCE

The Group has an insurance policy that considers principally risk concentration and materiality, taking into consideration the nature of its activities and the opinion of its insurance advisors. As of March 31, 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		March 2020	December 2019
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	5,290,800	2,322,801
Vehicles	Fire, theft and collision for 347 vehicles (818 in 2019)	258,704	212,027
Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,582,000	1,582,000
Transport	Damages to products in transit	95,653	32,309
Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,044,996	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.	ADDITIONAL STATEMENTS OF CASH FLOWS

The following table presents additional information on transactions related to the cash flow statement:

	Company		Consolidated
	March 2020	March 2019	March 2020	March 2019
Non-cash items
Hedge accounting, net of tax effects	-	-	164,882	58,296
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	45,078	43,801
Consideration per acquisition of the controlled company*	13,366	-	-	-
*in millions of Reais

35.	SUBSEQUENT EVENTS

Issuance of promissory notes

The Company, as approved by the Board of Directors on April 29, 2020, issued on May 4, 2020, a single series of Promissory Notes in a total amount of R$ 500 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021. At the same date, Natura Cosméticos S.A. issued a Promissory Notes in a total amount of R$ 250 million, with an interest rate of 100% of the CDI variation plus a spread of 3.25% p.a. and maturity date on date on May 4, 2021.

Capital increase

The Company’s Borad of Directors approved, in a meeting held on May 5, 2020, a capital increase in the amount of R$ 15,566, through the issuance of 536,755 new nominative common shares, with no par value at the issue price of R$ 29.00, which will participate in the same conditions of the current issued shares in all regards and benefits, including dividends and eventual remuneration to be distributed by the Company. After this increase, the Company's capital is R$ 4,920,684, composed by 1,188,807,871 registered common shares, with no par value.

36.	APPROVAL OF FINANCIAL STATEMENTS

These interim financial statements of the Company were approved for disclosure by the Board of Directors at the meeting held on May 07, 2020.